Exhibit 99(a)(1)(a)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
KOS PHARMACEUTICALS, INC.
at
$78.00 NET PER SHARE
by
PARTHENON ACQUISITION CORP.
a wholly owned subsidiary of

ABBOTT LABORATORIES

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON  TUESDAY, DECEMBER 12, 2006, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2006, as amended (the “Merger Agreement”), by and among Abbott Laboratories (“Abbott”), Parthenon Acquisition Corp. (the “Purchaser”) and Kos Pharmaceuticals, Inc. (“Kos”). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined herein) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer and Abbott’s acquisition of all of the outstanding shares of Kos Investments, Inc. (“Kos Investments,” and such acquisition, the “Kos Investments Stock Purchase”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The term “Minimum Tender Condition” is defined in Section 15 (“Certain Conditions of the Offer”) and generally requires that (A) the number of shares of common stock, par value $0.01 per share, of Kos (including shares subject to vesting or other restrictions, the “Shares”) which have been validly tendered and not withdrawn prior to the expiration of the Offer plus (B) if the Kos Investments Stock Purchase is consummated concurrently with or immediately subsequent to the Offer, the number of Shares held by Kos Investments and its subsidiaries, together represent at least a majority of the fully diluted Shares. However, if the Board of Directors of Kos (the “Kos Board”) withdraws or adversely modifies its recommendation of the Offer or the merger contemplated by the Merger Agreement (the “Merger”) in accordance with the Merger Agreement, the term “Minimum Tender Condition” requires, in addition to the foregoing, that holders of a majority of the Shares owned by shareholders other than Michael Jaharis and certain other shareholders related to or controlled by him have validly tendered and not withdrawn their Shares prior to the expiration of the Offer. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

In connection with the Merger Agreement, Abbott entered into a Shareholders Agreement (the “Shareholders Agreement”) with the Jaharis Shareholders (as defined herein), Kos Investments and Kos Holdings, Inc. In the Shareholders Agreement, the Jaharis Shareholders have agreed to accept the Offer and to tender in the Offer all Shares beneficially owned by them, which represent approximately 35% of the outstanding Shares. In addition, concurrently with the execution of the Merger Agreement, Abbott entered into a Stock Purchase Agreement with Michael Jaharis, Kathryn Jaharis, Steven Jaharis, Daniel Bell and Steven K. Aronoff, pursuant to which, concurrently with the closing of the Offer, Abbott has agreed to purchase 100% of the outstanding stock of Kos Investments, which directly and through a wholly owned subsidiary owns approximately 18% of the Shares. The total purchase price for the Kos Investments Stock Purchase will equal the cash amount that would otherwise have been payable in the Offer for the Shares owned by Kos Investments minus any liabilities of Kos Investments. The tender of Shares into the Offer by the Jaharis Shareholders, combined with the consummation of the Kos Investments Stock Purchase, will satisfy the Minimum Tender Condition unless the Kos Board has withdrawn or adversely modified its recommendation of the Offer.

The Kos Board, among other things, (i) approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Kos and the shareholders of Kos, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

IMPORTANT

Any shareholder of Kos wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender such Shares.

Any shareholder of Kos who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:

Banc of America Securities LLC

November 14, 2006

SUMMARY TERM SHEET

Parthenon Acquisition Corp., a wholly owned subsidiary of Abbott Laboratories, is offering to purchase all of the outstanding Shares of common stock of Kos Pharmaceuticals, Inc. for $78.00 per Share net in cash. The following are answers to some of the questions you, as a shareholder of Kos, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

We are Parthenon Acquisition Corp., a Florida corporation formed for the purpose of making this Offer. We are a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Abbott and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares of Kos common stock, including all outstanding restricted stock. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $78.00 per Share net to you, in cash. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Abbott, our parent company, will provide us with sufficient funds to purchase all Shares successfully tendered in the Offer and to provide funding for our Merger with Kos, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Abbott intends to provide us with the necessary funds from cash on hand and the issuance of commercial paper or other short term borrowings. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•       the Offer is being made for all outstanding Shares solely for cash;

•       we, through our parent company, Abbott, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of our financial capacity in relation to the amount of consideration payable;

•       the Offer is not subject to any financing condition; and

i

•       if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have at least until 12:00 midnight, New York City time, on Tuesday, December 12, 2006 (which is the end of the day on December 12, 2006), to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and
3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•       If the initial offering period has expired, we must, at the request of Kos, extend the Offer beyond the initial expiration date of the Offer or any subsequent expiration date, if any of the conditions to our obligation to accept for payment and pay for the Shares are not satisfied or waived, for one or more consecutive increments of not more than five business days each.

•       If the initial offering period has expired, we must, if requested by Kos, make available a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”) of not less than 10 business days, except that we shall not be so required if, prior to the commencement of such subsequent offering period, we directly or indirectly own more than 80% of the fully diluted Shares.

•       We may, without the consent of Kos, (i) extend the Offer for one or more consecutive increments of not more than five business days each, if at any otherwise scheduled expiration date of the Offer any of the conditions to our obligation to purchase Shares are not satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer or (iii) make available a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things,

•       satisfaction of the Minimum Tender Condition, and

•       expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares in the Offer and the Kos Investments Stock Purchase under the HSR Act.

The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that (A) the number of Shares which have been validly tendered and not withdrawn prior to the expiration of the Offer plus (B) if the Kos Investments Stock Purchase is consummated concurrently with or immediately subsequent to the Offer, the number of Shares held by Kos Investments and its subsidiaries, together represent at least a majority of the fully diluted Shares. However, if the Kos Board withdraws or adversely modifies its recommendation of the Offer or the Merger in accordance with the Merger Agreement, the term “Minimum Tender Condition” requires, in addition to the foregoing, that holders of a majority of the Shares owned by shareholders other than Michael Jaharis and certain other shareholders related to or controlled by him have validly tendered and not withdrawn their Shares prior to the expiration of the Offer.

The Offer is also subject to a number of other important conditions. We can waive some of these conditions without Kos’ consent. We cannot, however, waive the Minimum Tender Condition without the consent of Kos. See Section 15—“Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company,  together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three Nasdaq Global Select Market trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by January 13, 2007, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

What does the Kos Board think of the Offer?

The Kos Board, among other things, (i) approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Kos and the shareholders of Kos, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. A more complete description of the reasons of the Kos Board’s approval of the Offer and the Merger is set forth in Kos’ Solicitation Recommendation Statement on Schedule 14D-9 that is being mailed to its shareholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

Have any shareholders previously agreed to tender their Shares?

Yes. The Jaharis Shareholders, who collectively beneficially own approximately 35% of the outstanding Shares, have agreed to tender their Shares in the Offer. In addition, the owners of Kos Investments, which directly and indirectly owns approximately 18% of the outstanding Shares, have agreed to sell us all of the outstanding shares of Kos Investments in the Kos Investments Stock Purchase if the Offer is consummated. The tender of Shares into the Offer by the Jaharis Shareholders, combined with the consummation of the Kos Investments Stock Purchase, will satisfy the Minimum Tender Condition unless the Kos Board withdraws or adversely modifies its recommendation of the Offer. See Section 11—“The Transaction Documents.”

If a majority of the Shares are tendered and accepted for payment, will Kos continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Kos no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that Kos’ common stock will no longer be eligible to be traded through the Nasdaq Global Select Market or other securities exchanges, there may not be an active public trading market for Kos common stock, and Kos may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least 51% of the Shares on a fully diluted basis (including Shares acquired as part of the Kos Investments Stock Purchase), we expect to effect our Merger with and into Kos. If that Merger takes place, Abbott will own all of the Shares and all remaining shareholders of Kos (other than any subsidiaries of Kos or Abbott and any of its subsidiaries) will receive $78.00 per Share in cash (or any higher price per Share that is paid in the Offer). See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. The tender of Shares into the Offer by the Jaharis Shareholders, combined with the consummation of the Kos Investments Stock Purchase, will satisfy the Minimum Tender Condition unless the Kos Board withdraws or adversely modifies its recommendation of the Offer. If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, there may be so few remaining shareholders and publicly traded Shares that Kos common stock will no longer be eligible to be traded through the Nasdaq Global Select Market or other securities exchanges and there may not be an active public trading market for Kos common stock. Also, as described above, Kos may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On November 3, 2006, the last trading day before we announced the Offer, the last sale price of Kos common stock reported on the Nasdaq Global Select Market was $50.09 per Share. On November 10, 2006, the second to last trading day before we commenced the Offer, the last sale price of Kos common stock reported on the Nasdaq Global Select Market was $77.31 per share. We encourage you to obtain a recent quotation for Shares of Kos common stock in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (866) 425-8129 (toll free) or Banc of America Securities LLC at (888) 583-8900 ext. 8502 (toll free). Georgeson Inc. is acting as the information agent (the “Information Agent”) and Banc of America Securities LLC is acting as the dealer manager (the “Dealer Manager”) for our tender offer. See the back cover of this Offer to Purchase.

v

To the Holders of Shares of
Common Stock of Kos Pharmaceuticals, Inc.:

INTRODUCTION

Parthenon Acquisition Corp., a Florida corporation (the “Purchaser”) and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation (“Abbott”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (including shares subject to vesting or other restrictions, the “Shares”), of Kos Pharmaceuticals, Inc., a Florida corporation (“Kos”), at a price of $78.00 per Share net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 5, 2006, as amended (the “Merger Agreement”), by and among Abbott, the Purchaser and Kos. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer and Abbott’s acquisition of all of the outstanding Shares of Kos Investments, Inc. (“Kos Investments,” and such acquisition, the “Kos Investments Stock Purchase”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that (A) the number of Shares which have been validly tendered and not withdrawn prior to the expiration of the Offer plus (B) if the Kos Investments Stock Purchase is consummated concurrently with or immediately subsequent to the Offer, the number of Shares held by Kos Investments and its subsidiaries, together represent at least a majority of the fully diluted Shares. However, if the Board of Directors of Kos (the “Kos Board”) withdraws or adversely modifies its recommendation of the Offer or the merger contemplated by the Merger Agreement (the “Merger”) in accordance with the Merger Agreement, the term “Minimum Tender Condition” requires, in addition to the foregoing, that holders of a majority of the Shares owned by shareholders other than Michael Jaharis and certain other shareholders related to or controlled by him have validly tendered and not withdrawn their Shares prior to the expiration of the Offer. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares or other securities, mean all outstanding securities entitled generally to vote in the election of directors of Kos on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights, warrants and securities exercisable or convertible into such voting securities. Kos has advised Abbott that, as of November 2, 2006, 47,630,852 Shares were issued and outstanding, and 10,867,047 Shares were subject to stock option grants, restricted shares, outstanding warrants or subject to issuance under Kos’ 401(k) plan which are, or will be as a result of the Offer, the Merger and the transactions contemplated thereby, exercisable for Shares.

Concurrently with the execution of the Merger Agreement, Abbott entered into the Shareholders Agreement, dated as of November 5, 2006 (the “Shareholders Agreement”), with Michael Jaharis, Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Cubs Management, LLC, Jaharis Holdings, LLC, Steven Jaharis Generational Trust, 2002 Mary Jaharis Grantor Retained Annuity Trust 2, Michael and Mary Jaharis Alaska Community Property Trust, Kathryn Jaharis and Richard Ledes Joint Account, the Jaharis Family Foundation, Inc. and Michael Steven Jaharis Trust 1 (collectively, the “Jaharis Shareholders”), and Kos Investments and Kos Holdings, Inc. (“Kos Holdings”). In this agreement, the Jaharis Shareholders have agreed to accept the Offer and to tender in the Offer all Shares of Kos beneficially owned by them, which represents approximately 35% of Kos’ outstanding Shares.

In addition, concurrently with the execution of the Merger Agreement, Abbott entered into a Stock Purchase Agreement, dated as of November 5, 2006 (the “Stock Purchase Agreement”), with Michael Jaharis, Kathryn Jaharis, Steven Jaharis, Daniel Bell and Steven K. Aronoff in order to effect the Kos

Investments Stock Purchase. Under this agreement, Abbott has agreed to purchase 100% of the outstanding stock of Kos Investments concurrently with the closing of the Offer. Kos Investments, directly and through a wholly owned subsidiary, owns approximately 18% of the Shares. The total purchase price for the Kos Investments Stock Purchase will equal the cash amount that would otherwise have been payable in the Offer for the Shares owned by Kos Investments Stock Purchase minus any liabilities of Kos Investments.

The tender of Shares into the Offer by the Jaharis Shareholders, combined with the consummation of the Kos Investments Stock Purchase, will satisfy the Minimum Tender Condition unless the Kos Board has withdrawn or adversely modified its recommendation of the Offer.

The Merger Agreement, the Shareholders Agreement and the Stock Purchase Agreement are more fully described in Section 11—“The Transaction Documents.”

Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Kos Board, among other things, (i) approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Kos and the shareholders of Kos, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into Kos with Kos continuing as the surviving corporation, wholly owned by Abbott. Pursuant to the Merger Agreement, at the Effective Time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by Kos as treasury stock or owned by Abbott or the Purchaser, all of which will be cancelled and retired and shall cease to exist and (ii) Shares owned by Kos Investments or Kos Holdings, all of which will be converted into a number of Shares equal to the same percentage of the fully-diluted outstanding stock of Kos as the surviving corporation in the Merger as such Shares currently represent of the fully diluted Shares), will be converted into the right to receive $78.00 or any greater per Share price paid in the Offer net in cash.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Tender Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Kos. Kos has agreed, if required by law, to cause, at Abbott’s request, a meeting of its shareholders to be held following the Purchaser’s acceptance for payment of, and payment for, the Shares tendered pursuant to the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Abbott and the Purchaser have agreed to vote their Shares in favor of the approval and adoption of the Merger Agreement. Upon the consummation of the Offer Abbott and the Purchaser by virtue of the Minimum Tender Condition will own a number of Shares sufficient, even if no other Shares are tendered in the Offer, to cause the Merger to occur without the affirmative vote of any other holder of Shares. See Section 11—“The Transaction Documents.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.   Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.”  The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, December 12, 2006, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares pursuant to the Offer and the Kos Investments Stock Purchase under the HSR Act. The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that (A) the number of Shares which have been validly tendered and not withdrawn prior to the expiration of the Offer plus (B) if the Kos Investments Stock Purchase is consummated concurrently with or immediately subsequent to the Offer, the number of Shares held by Kos Investments and its subsidiaries, together represent at least a majority of the fully diluted Shares. However, if the Kos Board withdraws or adversely modifies its recommendation of the Offer or the Merger in accordance with the Merger Agreement, the term “Minimum Tender Condition” requires, in addition to the foregoing, that holders of a majority of the Shares owned by shareholders other than Michael Jaharis and certain other shareholders related to or controlled by him have validly tendered and not withdrawn their Shares prior to the expiration of the Offer. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

The Merger Agreement provides that the Purchaser must, at the request of Kos, extend the Offer beyond the initial Expiration Date or any subsequent Expiration Date, if any of the conditions to its obligations to accept for payment and pay for the Shares is not satisfied or waived, for one or more consecutive increments of not more than five business days each. In addition, the Merger Agreement provides that Purchaser shall, if the initial offering period has expired and if requested by Kos, make available a subsequent offering period  (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of not less than 10 business days, except that Purchaser shall not be so required if, prior to the commencement of such Subsequent Offering Period, Abbott and the Purchaser directly or indirectly own more than 80% of the fully diluted Shares. In addition, the Purchaser may, without the consent of Kos, (i) extend the Offer for one or more consecutive increments of not more than five business days each, if at any otherwise scheduled Expiration Date of the Offer any of the conditions to Purchaser’s obligation to purchase Shares are not satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer or (iii) if the initial offering period has expired, make available a Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act.

Any extension, delay, termination, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares except during the Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 13, 2007. If the initial offering period has expired and Purchaser elects to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right (x) if the Minimum Tender Condition has not been satisfied or if an Adverse Recommendation Change, as described below, has been made, to increase the Offer Price and (y) to waive any condition of the Offer or modify the terms of the Offer, except that without the consent of Kos, Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to the conditions to closing or modify any condition to closing in any manner adverse to the holders of Kos’ common stock, (v) except as otherwise summarized below, extend the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend the Offer in any manner adverse to the holders of Kos’ common stock.

The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder’s offer.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the change. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders and, if a material change is made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

Kos has provided the Purchaser with Kos’ shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Kos’ shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.   Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” the Purchaser will accept for payment, and promptly following the Expiration Date will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable pre-merger notification laws or regulations of foreign jurisdictions. See Section 16—“Certain Legal Matters; Regulatory Approvals.” If Purchaser decides to include a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—“Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.   Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.   In order for a shareholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.   The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees.   No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.   If a shareholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•       such tender is made by or through an Eligible Institution;

•       a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•       the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.   All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.   By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Kos’ shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders.

Backup Withholding.   Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain shareholders of the Offer Price for Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.   Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 13, 2007.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered

Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during the Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.   Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to shareholders of Kos whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Kos. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders of Kos in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any shareholder of Kos who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder’s capital losses.

A shareholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6.   Price Range of Shares; Dividends.

The Shares trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “KOSP.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on Nasdaq based on published financial sources.

	High	Low
Year Ended December 31, 2004
First Quarter	$59.41	$37.06
Second Quarter	44.40	29.55
Third Quarter	39.41	28.00
Fourth Quarter	45.74	33.45
Year Ended December 31, 2005
First Quarter	$42.66	$30.30
Second Quarter	68.60	41.53
Third Quarter	78.40	63.26
Fourth Quarter	73.56	49.10
Year Ending December 31, 2006
First Quarter	$52.46	$40.90
Second Quarter	49.80	36.07
Third Quarter	51.44	37.36

On November 3, 2006, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $50.09 per Share. On November 10, 2006, the second to last full day of trading before the commencement of the Offer, the closing price of the Shares on Nasdaq was $77.31 per Share. Kos has never paid any dividends on the Shares.

Shareholders are urged to obtain a current market quotation for the Shares.

7.   Certain Information Concerning Kos.

General.   Kos is a Florida corporation with its principal offices located at 1 Cedar Brook Drive, Cranbury, NJ 08512-3618. The telephone number for Kos is (609) 495-0500. According to Kos’ Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, Kos is a fully-integrated specialty pharmaceutical company engaged in the development and commercialization of proprietary prescription products for the treatment of chronic cardiovascular, metabolic and respiratory diseases. Kos manufactures its lead products, Niaspan® and Advicor®, and currently markets them directly through its own sales force and co-promotion partners in the United States, through its commercialization partner in Canada and through its commercialization partner and license arrangements outside of the United States, Canada and Japan.

Available Information.   The Shares are registered under the Exchange Act. Accordingly, Kos is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Kos’ filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Summary Financial Information.   Set forth below is certain summary financial information for Kos and its consolidated subsidiaries excerpted from Kos’ Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. More comprehensive financial information is included in such reports and other documents filed by Kos with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2006	2005	2005	2004
	(in thousands, except per share amounts)
Operating Data
Total revenues	$635,388	$537,784	$751,700	$497,103
Income from operations	56,489	129,757	175,157	110,537
Net income	46,422	88,860	114,075	144,840
Net income per share:
Basic	0.98	2.09	2.62	3.82
Diluted	0.95	1.87	2.38	3.20

	September 30,		December 31,
	2006	2005(ii)	2005	2004
	(in thousands)
Balance Sheet Data
Total assets	$1,089,989	$839,005	$913,855	$590,059
Total liabilities(i)	303,767	203,701	231,761	151,784
Shareholder’s equity	786,222	635,304	682,094	438,275

(i)    As of September 30, 2006, includes $30 million of debt to Michael Jaharis, Chairman Emeritus of the Company’s Board of Directors and its principal shareholder, which matures on June 30, 2008, and as of December 31, 2004, includes $19 million of debt to Michael Jaharis which matured on June 30, 2005.

(ii)   Balance sheet data as of September 30, 2005 have been derived from Kos’ internal records as restated amounts for this period were not available from Kos’ Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

8.   Certain Information Concerning Abbott and the Purchaser.

General.   Abbott is an Illinois corporation with its principal offices located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6400. The telephone number of Abbott is (847) 937-6100. Abbott’s principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products.

The Purchaser is a Florida corporation with its principal offices located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6400. The telephone number of the Purchaser is (847) 937-6100. The Purchaser is a wholly owned subsidiary of Abbott. The Purchaser was formed for the purpose of making a tender offer for all of the common stock of Kos and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each of the executive officers of Abbott and the Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in this Offer to Purchase and in Schedule I hereto, (i) none of Abbott, the Purchaser or, to the best knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Abbott or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Abbott, the Purchaser or, to the best knowledge of Abbott and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the Shareholders Agreement or as otherwise described in this Offer to Purchase, none of Abbott, the Purchaser or, to the best knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Kos, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Abbott, the Purchaser or, to the best knowledge of Abbott and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Kos or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Abbott or any of its subsidiaries or, to the best knowledge of Abbott, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Kos or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.   Pursuant to Rule 14d-3 under the Exchange Act, Abbott and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Abbott is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Abbott filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0212 at prescribed rates.

9.   Source and Amount of Funds.

The Offer is not conditioned upon Abbott’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Abbott and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and the Merger, make payments to holders of outstanding options and warrants to purchase Kos common stock as required by the Merger Agreement, and consummate the Kos Investments Stock Purchase will be a net cash amount of approximately $3.7 billion (such amount is net of cash held by Kos, which was approximately $542,493,000 as of September 30, 2006 according to Kos’ quarterly report on Form 10-Q for the quarter ended September 30, 2006), plus approximately $35 million in fees and expenses of Abbott and Kos relating to the transactions. Abbott will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to consummate such transactions. Abbott expects to obtain the necessary funds from existing cash balances and the issuance of commercial paper or other short term borrowings. Abbott’s weighted average interest rate on short-term borrowings at September 30, 2006 was 5.22%. After consummation of the transactions, Abbott may refinance a portion of such funds through the issuance of debt securities in public or private offerings.

The Purchaser does not think its financial condition is relevant to the holders’ of Shares decision whether to tender Shares and accept the Offer because:

•       the Offer is being made for all outstanding Shares solely for cash;

•       the Purchaser, through its parent company, Abbott, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of the Purchaser’s financial capacity in relation to the amount of consideration payable;

•       the Offer is not subject to any financing condition; and

•       if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10.   Background of the Offer; Past Contacts or Negotiations with Kos.

On September 22, 2006, representatives of Greenhill & Co., LLC, Kos’ financial advisor (“Greenhill”), contacted Sean Murphy of Abbott, to assess Abbott’s interest in evaluating a possible acquisition of Kos.

On September 26, 2006, Kos and Abbott executed a confidentiality agreement in connection with Abbott’s evaluation of a possible acquisition of Kos.

On September 29, 2006, members of Kos’ senior management met with Mary Szela, Eugene Sun, and Lawrence Kraus, members of Abbott management. During that meeting, representatives of Kos provided representatives of Abbott with an overview of Kos’ business. Following these sessions, Abbott was invited to submit an initial indication of interest.

From September 29, 2006 to October 12, 2006, Abbott conducted an internal strategic assessment and evaluation of Kos, and on October 13, 2006, made a preliminary recommendation to Abbott’s board of directors to pursue a possible transaction involving Kos.

On October 10, 2006, representatives of Kos, including Michael Jaharis, its founder and largest individual shareholder, and Greenhill met with Richard Gonzalez, William Dempsey and Mr. Murphy of Abbott.

In mid-October, 2006, Abbott provided an initial valuation range of $60 to $65 per Share in cash for the acquisition of Kos.

From October 20, 2006 to November 2, 2006, representatives of Abbott and certain of its advisors conducted due diligence regarding Kos including through attending additional management presentations, accessing Kos’ electronic data room containing due diligence material regarding Kos, and holding teleconferences by functional area.

In October 2006, Abbott was informed that formal acquisition proposals would be due with a bid deadline of November 1. On October 27, 2006, Abbott was provided forms of a proposed merger agreement, shareholders agreement and stock purchase agreement, and was informed that Kos’ advisors were available to discuss the proposed transaction agreements prior to the bid deadline.

Thereafter, Abbott continued its due diligence of Kos and had a number of conversations with representatives of Kos and its advisors.

On November 1, 2006, Abbott submitted a written proposal to acquire all of the outstanding shares of common stock of Kos at $72 per share in cash through a merger, subject to, among other things, the Jaharis Shareholders agreeing to vote all of their shares in favor of the proposed merger. This proposal included a preliminary mark-up of Kos’ proposed transaction agreements.

On November 2, 2006, representatives of Abbott and Kos and their respective legal advisors and Greenhill discussed the proposed terms of the proposal. Later that day, Greenhill contacted Abbott requesting a revised proposal by 9 a.m. on November 3, 2006.

On November 3, 2006, Abbott submitted a revised merger proposal to acquire all of Kos’ shares for $74 per share in cash, but did not otherwise alter its acquisition proposal submitted on November 1, 2006. Later that morning, Greenhill informed Abbott that Kos had decided to seek to finalize negotiations with another party.

On November 4, 2006, representatives of Abbott expressed to Kos management Abbott’s desire to submit a revised proposal to acquire Kos. Greenhill informed Abbott that Kos would consider a revised offer received by 9 a.m. the following morning if it reflected a meaningful increase in proposed price per share and was made on the basis of proposed transaction agreements that would be provided to Abbott later that day. Greenhill also informed Abbott that another party would be given the opportunity to match any increased Abbott price. Later that day, Greenhill provided Abbott revised transaction agreements in a form that Kos would find acceptable.

Later that day, the executive committee of the board of directors of Abbott met to consider revising its November 3, 2006 proposal to acquire Kos, and after deliberation, the executive committee of the board of directors of Abbott approved a revision of the November 3, 2006 proposal to acquire all of Kos’ shares for $78 per Share in cash. On the evening of November 4, 2006, Abbott and Greenhill agreed to meet in New York at 8:30 a.m. on November 5, 2006.

On November 5, 2006, Messrs. Dempsey and Murphy and James Tyree of Abbott and its legal advisors met with Greenhill at its office in New York, and with representatives of Kos management and other advisors, as well as representatives of Mr. Jaharis, by telephone to discuss Abbott’s revised proposal. At this meeting, Abbott indicated that it was willing to sign the transaction agreements substantially in the form proposed by Kos at a price per share of $78. Later that morning representatives of Greenhill advised Abbott that Kos’ board of directors had accepted the Abbott proposal. Thereafter, Kos, Abbott and the various parties to the related agreements executed the transaction agreements.

On November 6, 2006, Abbott and Kos issued a joint press release announcing their execution of the Merger Agreement. On November 14, 2006, the Purchaser commenced the Offer. During the pendency of the Offer, Abbott and the Purchaser intend to have ongoing contacts with Kos and its directors, officers and shareholders.

11.   The Transaction Documents.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement as amended by the Assignment, Assumption and Amendment Agreement, copies of which are attached hereto as Annex A and Annex B, respectively, and are incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement.

The Offer.   The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than the later of (a) six business days after the date of the Merger Agreement and (b) the first business day following publication in the Federal Register of certain amendments to Exchange Act Rule 14d-10 (which were published on November 8, 2006). The obligations of the Purchaser to (and the obligations of Abbott to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction of certain conditions that are described in Section 15—“Certain Conditions of the Offer.”  The Purchaser reserves the right (x) if the Minimum Tender Condition has not been satisfied or if an Adverse Recommendation Change, as described below, has been made, to increase the Offer Price and (y) to waive any condition to the Offer or modify the terms of the Offer, except that, without the consent of Kos, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to the conditions to closing or modify any condition to closing in any manner adverse to the holders of Kos’ common stock, (v) except as otherwise summarized below, extend the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend the Offer in any manner adverse to the holders of Kos’ common stock.

Notwithstanding the foregoing, the Purchaser may, in its discretion and without the consent of Kos, (a) extend the Offer for one or more consecutive periods of not more than five business days each, if at any otherwise scheduled Expiration Date of the Offer any of the conditions to the Purchaser’s obligation to purchase Shares are not satisfied or waived, until such time as such conditions are satisfied or waived, (b) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer or (c) if the initial offering period has expired, make available a Subsequent Offering Period. In addition, if at any otherwise scheduled Expiration Date of the Offer any condition to the Offer is not satisfied or waived, the Purchaser agreed that it will, and Abbott agreed that it will cause the Purchaser to, extend the Offer at the request of Kos for one or more consecutive increments of not more than five business days each. In addition, the Purchaser agreed that it will, if the initial offering period has expired and if requested by Kos, make available a Subsequent Offering Period of not less than 10 business days, but the Purchaser is not required to make available such a Subsequent Offering Period if, prior to the commencement of the Subsequent Offering Period, Abbott and the Purchaser directly or indirectly own more than 80% of the fully diluted Shares.

Top-Up Option.   Kos granted Abbott and the Purchaser an option to purchase, at a price per Share equal to the Offer Price, newly issued Shares of Kos’ common stock in an amount up to the lowest number of Shares of Kos’ common stock that, when added to the number of Shares of Kos’ common stock that is then directly or indirectly owned by Abbott and the Purchaser constitutes one Share more than 80% of the fully diluted Shares after the issuance of the new Shares sold to Abbott and the Purchaser. This option is exercisable only once, at such time as Abbott and the Purchaser, directly or indirectly, own at least 70% of the fully diluted Shares, and only prior to the fifth business day after the Expiration Date or the expiration date of any Subsequent Offering Period. Kos’ obligation to deliver the newly issued Shares upon the exercise of this option is subject to the conditions that no provision of any applicable law and no judgment, injunction, order or decree prohibits the exercise of the option or the delivery of the Shares in respect of such exercise.

The Merger.   The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Kos with Kos being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and Kos will continue as the Surviving Corporation, wholly owned by Abbott. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Pursuant to the Merger Agreement, each Share outstanding at the Effective Time  will be converted into the right to receive the Merger Consideration (other than Shares owned by Abbott or the Purchaser or held by Kos as treasury stock, all of which will be canceled and retired and will cease to exist, and other than Shares owned by Kos Investments or Kos Holdings, which will be converted into an aggregate number of shares of the Surviving Corporation equal to the same percentage of the fully diluted stock of the Surviving Corporation as the Shares held by Kos Investments and Kos Holdings currently represent of the fully diluted Shares).

Kos Options, Employee Stock Purchase Plan, Restricted Stock and Warrants.   The Merger Agreement provides that, promptly after the consummation of the Offer, each outstanding and unexercised option to purchase Shares granted under any Kos stock plan will vest in full and be canceled immediately prior to such time and will be converted into the right to receive an amount in cash (less applicable withholding taxes and without interest) equal to the excess, if any, of (a) the Offer Price over (b) the per Share exercise price of such option, multiplied by the number of Shares subject to such option.

On the date immediately prior to the Effective Time, the Kos Employee Stock Purchase Plan (the “ESPP”) will be terminated, and each purchase right under the ESPP will be automatically exercised by applying the payroll deductions of each participant in the ESPP for the applicable offering period (as defined in the ESPP) to the purchase of a number of whole Shares (subject to the ESPP provisions regarding the number of shares purchasable) at the exercise price per Share specified in the ESPP, and that number of Shares will then be cancelled and converted into the right to receive the Merger Consideration. Any excess payroll deductions will be distributed to the ESPP participants without interest.

The Merger Agreement also provides that, immediately after consummation of the Offer, all outstanding awards of restricted stock not acquired by the Purchaser in the Offer will vest in full and the holders of such awards will be entitled to receive the Merger Consideration.

The Merger Agreement further provides for payments to be made in respect of certain outstanding warrants to purchase Shares, in amounts with respect to each warrant equal to the aggregate amount of cash that would be deliverable to the holder of such warrant had it been exercised immediately prior to the Offer or the Merger, as applicable, minus the aggregate exercise price of the warrants. In accordance with the Shareholders Agreement, immediately following consummation of the Offer, the exercise price in respect of warrants held by a Jaharis Shareholder shall be deemed to have been paid through the conversion of the principal and interest outstanding under specified loan agreements with the holder of such warrants.

Representations and Warranties.   In the Merger Agreement, Kos has made customary representations and warranties to Abbott and the Purchaser, including representations relating to: organization and qualification of Kos; subsidiaries and joint ventures; Kos’ articles of incorporation, bylaws and capital structure; authorization for, validity of and necessary action with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; compliance with applicable laws and regulatory compliance; Kos’ SEC filings, financial statements, and undisclosed liabilities; absence of certain changes or events and litigation; benefit plans; labor and employment matters; insurance; title to properties; taxes; information provided by Kos for inclusion in the Offer documents, the Schedule 14D-9; the opinion of Kos’ financial advisor; brokers; takeover laws; intellectual property; environmental matters; material contracts; and transactions with affiliates.

In the Merger Agreement, Abbott and the Purchaser have made customary representations and warranties to Kos, including representations relating to: organization, standing and power of Abbott and the Purchaser; authorization for, validity of and necessary action with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; information supplied by Abbott and the Purchaser for inclusion in the Offer documents or the Schedule 14D-9; brokers; operations of the Purchaser; ownership of Kos’ common stock by Abbott and the Purchaser; litigation; and the availability of funds.

Operating Covenants.   The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except as contemplated by the Merger Agreement (including in Kos’ disclosure schedule) or as required by law, and unless Abbott otherwise consents in writing, the business of Kos and its subsidiaries will be conducted in the ordinary course and Kos shall use its reasonable best efforts to preserve intact its business organization, and to preserve its present relationships with customers, suppliers, employees, licensees, licensors, partners and other persons with which it has significant business relations. In addition, between the date of the Merger Agreement and the Effective Time, Kos is subject to customary operating covenants and restrictions, including restrictions relating to the issuance, sale or pledge of stock; declaration or payment of dividends; acquisitions and joint ventures; sales of assets or properties; entry into or amendment of material contracts; capital expenditures; indebtedness; employee compensation, benefits and retirement plans; changes to accounting methods or tax elections; satisfaction or settlement of claims; sale or abandonment of intellectual property; entry into confidentiality agreements, and enforcement of confidentiality agreements and standstill agreements.

Shareholders Meeting.   The Merger Agreement provides that Kos will, at Abbott’s request and if the approval of the Merger Agreement by Kos’ shareholders is required by law, hold a meeting of its shareholders for the purpose of approving the Merger Agreement.

No Solicitation Provisions.   The Merger Agreement contains provisions prohibiting each of Kos and its subsidiaries, as well as their respective officers, directors, agents and representatives, from:

•       directly or indirectly, initiating, soliciting or knowingly encouraging or facilitating (including by way of furnishing information) any inquiries or the making of an “Acquisition Proposal” (as described below);

•       directly or indirectly, engaging in any discussions or negotiations concerning, providing access to its properties or furnishing or providing access to its books and records or any confidential information or data to, any person relating to an Acquisition Proposal; or

•       otherwise cooperating in any way with, or assisting or participating in, facilitating or encouraging, any effort or attempt by any other Person to do or seek to do any of the foregoing.

However, if the Kos Board in good faith, and after consultation with outside counsel and financial advisors, determines that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to Kos’ shareholders under applicable law, then at any time prior to the acceptance for payment of Shares pursuant to the Offer, Kos and its representatives may, in response to a written Acquisition Proposal that the Kos Board determines, in good faith, after consultation with outside counsel and financial advisors, constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below), and which Acquisition Proposal did not result from a breach of the no solicitation provisions of the Merger Agreement, (1) provide access or furnish information with respect to Kos and its subsidiaries to the person making such Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement that is no less restrictive than the confidentiality agreement between Abbott and Kos in respect of the Merger (including with respect to standstill provisions) and (2) engage in discussions or negotiations with the person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal, provided that, subject to the right of Kos to withhold information where its disclosure would contravene any law, Kos agreed to promptly provide to Abbott any non-public information that is provided to the person making such Acquisition Proposal or its representatives which was not previously provided to Abbott or the Purchaser.

The Merger Agreement also provides that Kos and its subsidiaries will and will cause their respective agents and representatives, to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted before the date of the Merger Agreement with respect to any Acquisition Proposal. Kos must also promptly (within 24 hours and, in any event, prior to taking any action contemplated by the specified exceptions to the no solicitation provisions) notify Abbott of the receipt of any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to an Acquisition Proposal after the date of the Merger Agreement, including the identity of the person making the Acquisition Proposal or other inquiry, proposal or offer and the material terms and conditions thereof, and must keep Abbott promptly and reasonably apprised of any related material developments, discussions and negotiations related thereto.

The Merger Agreement prohibits the Kos Board from (i) withdrawing or modifying in a manner adverse to Abbott or the Purchaser, or proposing publicly to withdraw or modify in a manner adverse to Abbott or the Purchaser, its recommendations regarding the Offer or the Merger (or resolving, agreeing or proposing publicly to take any such action) (an “Adverse Recommendation Change”), unless at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Kos Board determines in good faith and after consultation with its outside counsel that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to Kos’ shareholders; and Kos provides Abbott with no less than two business days (or, if shorter, such number of business days remaining prior to the Expiration Date) notice of any expected Adverse Recommendation Change prior to any such change, (ii) recommending, adopting, or approving any Acquisition Proposal or proposing publicly to recommend, adopt or approve any Acquisition Proposal or resolving or agreeing to take any such action or (iii) causing or permitting Kos to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with the no solicitation provisions) or resolving, agreeing or publicly proposing to take any such action.

The Merger Agreement does not prohibit Kos from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if, in the good faith judgment of the Kos Board, after receipt of advice from its outside counsel, failure so to disclose would be inconsistent with its fiduciary duties or applicable law, provided that these actions will not affect the obligations of Kos and the Kos Board under the other no solicitation provisions of the Merger Agreement, and that (x) any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) will not be deemed to be an Adverse Recommendation Change so long as the Kos Board expressly reaffirms in such disclosure its recommendations regarding the Offer and the Merger and (y) Kos provides Abbott with no less than one business day’s (or, if shorter, such number of hours remaining prior to the Expiration Date) notice of such disclosure prior to making any such disclosure.

As used in the Merger Agreement, an “Acquisition Proposal” is any proposal or offer with respect to the direct or indirect acquisition, including by way of a tender offer, exchange offer, merger, consolidation or other business combination, of (x) an equity interest representing a 15% or greater economic or voting interest in Kos, (y) the assets, securities or other ownership interests of or in Kos or its subsidiaries representing 15% or more of the consolidated assets of Kos and its subsidiaries or (z) any other transaction the consummation of which would reasonably be expected to prevent or materially delay Kos from performing its obligations under the Merger Agreement in any material respect or materially delay consummating the transactions contemplated by the Merger Agreement (other than, in the case of clauses (x), (y) and (z), the transactions contemplated by the Merger Agreement).

As used in the Merger Agreement, a “Superior Proposal” means any written offer that did not result from a breach of the no solicitation provisions made by a third party that the Kos Board reasonably determines to be bona fide for a transaction that if consummated, would result in such third party (or in the case of a direct merger between such third party and Kos, the shareholders of such third party) acquiring, directly or indirectly, more than 60% of the voting power of Kos’ common stock (or, in the case of a direct merger, the common stock of the resulting company) or all or substantially all the consolidated assets of Kos and its subsidiaries for consideration consisting of cash and/or securities payable to holders of Shares of Kos’ common stock that the Kos Board determines in good faith, after consultation with its financial advisors, to be more favorable to holders of Kos’ common stock than the Merger, taking into account all financial, regulatory, legal and other aspects of such offer and transaction (including the likelihood of prompt completion) and any changes to the terms of the Merger Agreement proposed by Abbott in response to such Superior Proposal or otherwise.

Employment and Employee Benefits.   In the Merger Agreement, Abbott agreed to cause the Surviving Corporation and its subsidiaries, for a period of 12 months following the Effective Time, to maintain for and provide employees of Kos the compensation and employee benefits maintained and provided to those employees by Kos immediately prior to the date of the Merger Agreement (subject to modifications and increases between the date of the Merger Agreement and the Effective Time as permitted by the Merger Agreement) and at levels in the aggregate that are no less valuable than those provided immediately prior to the date of the Merger Agreement (subject to modifications and increases between the date of the Merger Agreement and the Effective Time as permitted by the Merger Agreement), except for incentive compensation, which will be discretionary based on performance.

For purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under defined benefit pension plans or to the extent it would result in duplication of benefits) under any employee benefit plans maintained for employees of Kos and its subsidiaries as of and after the Effective Time, Abbott, its subsidiaries or the Surviving Corporation will give such employees full credit for their service with Kos, its subsidiaries and their successors prior to the Effective Time to the same extent recognized by Kos immediately prior to the Effective Time. With respect to any welfare benefit plans, Abbott and its subsidiaries also will waive any preexisting condition or eligibility limitations to the same extent waived by Kos or its subsidiaries under their benefit plans and will give effect in determining deductibles and out-of-pocket limitations with respect to the plan year in which the Effective Time occurs to claims incurred and amounts paid by, and amounts reimbursed to, the employees of Kos and its subsidiaries under similar plans maintained immediately prior to the Effective Time by Kos and its subsidiaries.

Insurance and Indemnification.   The Merger Agreement provides that the Surviving Corporation will, from and after the Effective Time, indemnify and hold harmless each person who, as of the Effective Time, was a present or former officer or director of Kos or its subsidiaries to the fullest extent permitted by applicable law and Kos’ articles of incorporation and bylaws as of the Effective Time. Abbott, the Purchaser and Kos agreed in the Merger Agreement that all rights to indemnification and exculpation for acts or omissions occurring at or prior to the Effective Time (including rights for advancement of expenses) that existed in favor of current or former directors or officers of Kos and its subsidiaries as of the Effective Time as provided for in their respective organizational documents will be assumed by the Surviving Corporation in the Merger.

Abbott agreed pursuant to the Merger Agreement that it or the Surviving Corporation will obtain a six year “tail” insurance policy that provides coverage on terms no less favorable than the coverage provided under Kos’ directors and officers insurance policy as in effect on the date of the Merger Agreement for events occurring prior to the Effective Time. Neither Abbott nor the Surviving Corporation

is required to pay more than $5 million to purchase this “tail” policy, and Abbott or the Surviving Corporation may, as an alternative, purchase a substitute policy with a term of six years from the Effective Time, covering those persons who are currently covered by the Kos’ directors’ and officers’ insurance policy in effect as of the date of the Merger Agreement for actions and omissions occurring on or prior to the Effective Time, and with terms and conditions no less favorable to the insured than the coverage provided under Kos’ directors’ and officers’ insurance policy as in effect on the date of the Merger Agreement.

Obligations to Cause Merger to Occur.   The Merger Agreement requires each party to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer, the Merger, the Kos Investments Stock Purchase and the other transactions contemplated by the Merger Agreement as promptly as practicable and no party thereto shall take or cause to be taken any action which would reasonably be expected to prevent, impede or delay the consummation of the Offer, the Merger or the Kos Investments Stock Purchase.

Hart-Scott-Rodino (HSR) and other Antitrust Approvals.   The Merger Agreement requires the parties to file a Notification and Report Form pursuant to the HSR Act, and to make other filings as appropriate under antitrust laws as promptly as practicable, to supply as promptly as reasonably practicable any additional information that may be requested pursuant to the HSR Act, and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

Directors.   The Merger Agreement provides that, promptly upon the acceptance for payment of, and the payment by Abbott or the Purchaser for, any Shares pursuant to the Offer, Abbott or the Purchaser will be entitled to designate that number of directors of the Kos Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, pro rata representation on the Kos Board (based on the ratio of (i) the number Shares that are so accepted for payment and paid for pursuant to the Offer plus the number of Shares owned by Abbott, the Purchaser or any other subsidiary of Abbott to (ii) the total number of Shares outstanding), and provided that, until the Effective Time, the Kos Board will have at least three independent directors. Kos is obligated pursuant to the Merger Agreement, and at Abbott’s option, to either increase the size of the Kos Board or obtain the resignation of current members of the Kos Board in order to enable the election or appointment of the Abbott and Purchaser directors. Following the election or appointment of the members of the Kos Board by Abbott or the Purchaser, any amendment or termination of the Merger Agreement approved by Kos, any extension for the performance or waiver of the obligations of Abbott and the Purchaser and any waiver of Kos’ rights under the Merger Agreement will require the concurrence of a majority of the independent directors on the Kos Board.

Conditions to the Merger.   The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

•       if required by law, the Merger Agreement shall have been approved by the holders of at least a majority in combined voting power of the outstanding Shares;

•       no law (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced, nor shall any injunction have been issued and be in effect, by any United States court or any state court, or by a United States governmental entity, which prohibits, restrains or enjoins the consummation of the Merger, subject to compliance by the parties with their obligations to consummate the Merger as provided for in the Merger Agreement; and

•       all statutory waiting periods (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

In addition, the obligations of Abbott and the Purchaser to effect the Merger are subject to the condition that Abbott or the Purchaser shall have accepted Shares for payment pursuant to the Offer.

Termination.   The Merger Agreement may be terminated and the Merger contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding the approval of the holders of Kos’ common stock:

•       by mutual written consent of Abbott, the Purchaser and Kos;

•       by Abbott or Kos if any court of competent jurisdiction or other governmental entity located or having jurisdiction within the United States has issued a final, nonappealable order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger;

•       by either Abbott or Kos if the Effective Time has not occurred on or before the date which is nine months from the date of the Merger Agreement (the “Termination Date”), provided that this termination right is not exercisable by a party whose breach of the Merger Agreement is the cause of, or results in, the failure of the Merger to be consummated by such date; and provided further that the Merger Agreement may not be terminated pursuant to this provision after Abbott or the Purchaser accepts Shares for payment pursuant to the Offer;

•       by Kos if Abbott or the Purchaser has breached or failed to perform any representation, warranty, covenant or agreement contained in the Merger Agreement (without regard to any materiality qualification therein) and (i) such breach has not been cured prior to the earlier to occur of the 30th day following notice of such breach to Abbott and the Termination Date and (ii) such breach has, or would reasonably be expected to individually or in the aggregate, prevent or materially delay Abbott from performing its obligations under the Merger Agreement in any material respect or materially delay consummation of the transactions contemplated by the Merger Agreement, provided that Kos shall not have the right to terminate the Merger Agreement as a result of such breach if Kos is then in material breach of any of its representations, warrants, covenants or agreements contained in the Merger Agreement; provided further that the Merger Agreement may not be terminated pursuant to this provision after Abbott or the Purchaser accepts Shares for payment pursuant to the Offer;

•       by Abbott if there has been a breach of any representation, warranty, covenant or agreement on the part of Kos contained in the Merger Agreement such that certain of the conditions to Abbott’s obligations to consummate the Offer would not be satisfied and such breach shall not have been cured prior to the earlier to occur of the 30th day following notice of such breach to Kos and the Termination Date, provided that Abbott shall not have the right to terminate the Merger Agreement as a result of such breach if Abbott or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement; provided further that the Merger Agreement may not be terminated pursuant to this provision after Abbott or the Purchaser accepts Shares for payment pursuant to the Offer;

•       by Abbott in the event that an Adverse Recommendation Change has occurred or in the event that a willful and material breach of the no solicitation provisions has occurred; or

•       by Abbott or Kos after the 20th business day following an Adverse Recommendation Change if (x) the Majority Tender Condition (as defined in Section 15—“Certain Conditions of the Offer” has not then been satisfied and (y) Abbott has not increased the Offer Price in an amount sufficient to permit the Kos Board to reinstate its recommendations regarding the Offer and the Merger in accordance with its fiduciary duties.

Termination Fee.   The Merger Agreement contemplates that a termination fee of $126,000,000 (the “Termination Fee”) will be payable by Kos to Abbott under any of the following circumstances:

•       the Merger Agreement is terminated by Abbott in the event that an Adverse Recommendation Change has occurred;

•       the Kos Board effects an Adverse Recommendation Change and the Merger Agreement is subsequently terminated by Abbott or Kos after the 20th business day following such Adverse Recommendation Change if (x) the Majority Tender Condition has not then been satisfied and (y) Abbott has not increased the Offer Price in an amount sufficient to permit the Kos Board to reinstate its recommendations regarding the Offer and the Merger in accordance with its fiduciary duties;

•       the Merger Agreement is terminated by Abbott as a result of a breach by Kos of any representation, warranty, covenant or agreement contained in the Merger Agreement following an Adverse Recommendation Change or receipt or public disclosure of a bona fide Acquisition Proposal after the date of the Merger Agreement and, within 12 months after the termination date, Kos or its affiliates enters into a definitive agreement or consummates an Acquisition Proposal or Superior Proposal; however, Kos will not be required to pay the Termination Fee to Abbott if the per Share consideration payable under such Acquisition Proposal or Superior Proposal is less than the Offer Price; or

•       the Merger Agreement is terminated by Abbott as a result of a willful and material breach of the no solicitation provisions and Kos Board recommendation and, within 12 months after the termination date, Kos or its affiliates enters into a definitive agreement for or consummates an Acquisition Proposal or Superior Proposal.

Under the Merger Agreement, Kos will also reimburse Abbott’s fees and expenses in an amount not to exceed $10 million upon termination of the Merger Agreement under the circumstances described above.

For purposes of the provisions regarding payment of the Termination Fee, references to 15% in the definition of “Acquisition Proposal” are replaced with a reference to 50%.

Amendment.   The Merger Agreement may be amended by the parties to the agreement at any time before or after approval of the Merger Agreement by the holders of a majority of the outstanding Shares; however, after approval of the Merger Agreement by the shareholders of Kos, there may not be made any amendment that by law requires further approval by such shareholders without the further approval of such shareholders. Following the election or appointment of Abbott’s or the Purchaser’s designees to the board of directors of Kos and prior to the Effective Time, any amendment or termination of the Merger Agreement approved by Kos, extension for the performance or waiver of the obligations of Abbott or Purchaser or waiver of Kos’ rights under the Merger Agreement shall require the concurrence of a majority of the independent directors.

The Shareholders Agreement

The following is a summary of the material provisions of the Shareholders Agreement. The following description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Shareholders Agreement, you are encouraged to read the full text of the Shareholders Agreement attached to the Schedule TO.

Under the Shareholders Agreement, which is among Abbott and the Jaharis Shareholders, Kos Holdings and Kos Investments, the Jaharis Shareholders have agreed to accept the Offer and to tender in the Offer all Shares beneficially owned by them, which represents approximately 35% of Kos’ outstanding Shares. The Jaharis Shareholders also agreed that they will not withdraw any Shares tendered pursuant to the Offer unless the Shareholders Agreement is terminated.

The Jaharis Shareholders further agreed that they will appear at any meeting of the Kos shareholders with respect to any actions relating to the Merger Agreement, and will vote, in person or by proxy, the

Shares beneficially owned by them in favor of approval of the Merger Agreement and against any action or agreement (i) that would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement by Kos contained in the Merger Agreement, by the Jaharis Shareholders contained in the Shareholders Agreement or by Kos Investments contained in the Stock Purchase Agreement relating to the Kos Investment Stock Purchase (the “Stock Purchase Agreement”), (ii) that would reasonably be expected to materially impede, interfere with or delay the consummation of the Offer or the Merger, or (iii) that would constitute an Acquisition Proposal.

The Shareholders Agreement contains customary representations, warranties, covenants and agreements, and provides that it will terminate automatically upon the earliest to occur of the Effective Time and termination of the Merger Agreement.

The Shareholders Agreement further provides, in the event that the Merger Agreement is terminated in certain circumstances, and Kos enters into a definitive agreement for or consummates an Acquisition Proposal or Superior Proposal with a person other than Abbott or any of Abbot’s affiliates (an “Alternative Disposition”), that each Jaharis Shareholder shall pay to, or shall cause to be paid to, Abbott, or its designee, in immediately available funds, 50% of the excess profits realized by such shareholder for the Alternative Disposition.

The Stock Purchase Agreement

The following is a summary of the material provisions of the Stock Purchase Agreement. The following description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Stock Purchase Agreement, you are encouraged to read the full text of the Stock Purchase Agreement attached to the Schedule TO.

The Stock Purchase Agreement provides that, concurrently with the closing of the Offer, Abbott will purchase 100% of the outstanding shares of Kos Investments, which directly and through Kos Holdings, a wholly owned subsidiary, owns approximately 18% of the Shares. The total purchase price for the Kos Investments Stock Purchase will equal the cash amount that would otherwise have been payable in the Offer for Kos Shares owned by Kos Investments, minus any liabilities of Kos Investments.

The Stock Purchase Agreement contains customary representations, warranties, covenants and agreements, including provisions providing for indemnification by the sellers thereunder and by Abbott, as the purchaser, and provides that it will terminate automatically upon the termination of the Merger Agreement. Subsequent to the consummation of the Kos Investments Stock Purchase, Abbott plans to cause the Merger of Kos Holdings and Kos Investments with and into the Purchaser.

The Stock Purchase Agreement contains equivalent provisions to those contained in the Shareholders Agreement with respect to payment to Abbott or its designee of 50% of the excess profits realized through an Alternative Disposition.

12.   Purpose of the Offer; Plans for Kos.

Purpose of the Offer.   The purpose of the Offer is to acquire control of, and the entire equity interest in, Kos. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or acquired in the Kos Investments Stock Purchase. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

Approval.   Under the Florida Business Corporation Act, or FBCA, the approval of the Kos Board is required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The Kos Board, among other things, (i) approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Kos and the shareholders of Kos, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. If the Minimum Tender Condition is satisfied, the Purchaser will take all necessary and appropriate action to cause a short-form merger under the FBCA as described below, assuming the Purchaser then owns at least 80% of the outstanding Shares. After the Kos Investments Stock Purchase, Abbott intends to merge Kos Investments and Kos Holdings with and into the Purchaser.

Short-form Merger.   Under Section 607.1104 of the FBCA, if the Purchaser acquires at least 80% of the outstanding Shares, the Purchaser will be able to approve the Merger after consummation of the Offer without a vote of Kos’ shareholders. In such event, Abbott and the Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, but no earlier than 30 days from the date of this Offer, without a vote of Kos’ shareholders.

Plans for Kos.   Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Kos will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Abbott will continue to evaluate the business and operations of Kos during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Abbott intends to review such information as part of a comprehensive review of Kos’ business, operations, capitalization and management with a view to optimizing development of Kos’ potential in conjunction with Abbott’s existing business.

We have been informed that on November 5, 2006, the Kos Board authorized Kos to enter into change in control severance agreements with each member of Kos’ senior executive management team (the “Change in Control Severance Agreements”) and a change in control severance plan covering each of Kos’ employees other than employees party to a Change in Control Severance Agreement (the “Change in Control Severance Plan”). In general, these arrangements provide that in the event of a change in control of Kos and the subsequent termination of the covered party without “cause” (or in the event of his or her resignation for “good reason”) (as each term is defined in the respective arrangement), the employee would receive certain benefits, including lump-sum cash severance payments and vesting and accelerated vesting of options and restricted stock awards. In addition, on November 5, 2006, Kos entered into a change in control agreement with Michael Jaharis which, following the occurrence of a change in control of Kos, entitles Mr. Jaharis to health, welfare, and certain fringe benefits for a period of three years. In addition, Kos will make tax “gross-up” payments to address excise taxes that may be imposed under applicable tax laws to participants under the Change in Control Severance Agreements, the Change in Control Service Plan and the Change in Control Agreement between Kos and Michael Jaharis.

Except as set forth in this Offer to Purchase, the Purchaser and Abbott have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Kos or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Kos or any of its subsidiaries, (iii) any change in the Kos Board or management of Kos, (iv) any material change in Kos’ capitalization or dividend policy, or (v) any other material change in Kos’ corporate structure or business.

Appraisal Rights.   Shareholders do not have appraisal or dissenters’ rights as a result of the Offer. Shareholders will not have appraisal or dissenters’ rights in connection with the Merger provided that, if the Kos shareholders are required to vote on the Merger, the Shares continue to be listed on Nasdaq on the record date for determining the shareholders entitled to vote on the Merger (or another exception under the FBCA applies).

Going Private Transactions.   The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Kos and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

13.   Certain Effects of the Offer.

Market for the Shares.   The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.   The Shares are listed on Nasdaq. According to the published guidelines of Nasdaq, the Shares might no longer be eligible for listing on Nasdaq if, among other things, the number of publicly held Shares falls below 750,000 or the number of record holders of round lots falls below 400. Shares held by officers or directors of Kos or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If the Shares cease to be listed on Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.   The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.   The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Kos to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Kos to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Kos, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Kos and persons holding “restricted securities” of Kos to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. Abbott and the Purchaser currently intend to seek to cause Kos to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.   Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Abbott, Kos will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividends on or make any distribution in respect of any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Kos to such subsidiary’s parent.

15.   Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, neither Abbott nor the Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Abbott’s or the Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Tender Condition has been satisfied and (ii) all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares pursuant to the Offer and the Kos Investments Stock Purchase under the HSR Act shall have terminated or shall have expired. The term “Minimum Tender Condition” shall mean (x)(A) the number of Shares which have been validly tendered and not withdrawn prior to the expiration of the Offer plus (B) if the Kos Investments Stock Purchase will be consummated concurrently with or immediately subsequent to the Offer, the number of Shares held by Kos Investments and its subsidiaries, together represent at least a majority of the Fully Diluted Shares and (y) in the event an Adverse Recommendation Change has been effected (and not subsequently withdrawn), the number of Shares (other than Shares held by the Controlling Shareholder) which have been validly tendered and not withdrawn prior to the expiration of the Offer equals at least a majority of the Shares owned directly or indirectly by Persons other than the Controlling Shareholder (the “Majority Tender Condition”). The term “Fully Diluted Shares” means all outstanding securities entitled generally to vote in the election of directors of Kos on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities. The term “Controlling Shareholder” means the Jaharis Family, Kos Investments and Kos Holdings.

Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, neither Abbott nor the Purchaser shall be required to commence the Offer or accept for payment or, subject as aforesaid, to pay for, and may delay the acceptance for payment of, any Shares tendered pursuant to the Offer if, at any time on or after the date of the Merger Agreement and before the expiration or termination of the Offer, any of the following conditions exists:

(a)  any law (whether temporary, preliminary or permanent) exists or shall have been enacted, entered, promulgated or enforced, or any injunction shall have been issued and be in effect, by any United States or state court or United States Governmental Entity which prohibits, restrains or enjoins the consummation of the Offer, the Merger or the Investments Stock Purchase;

(b)  there shall have occurred any change, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect on Kos;

(c)  (i) the representations and warranties of Kos contained in the Merger Agreement (other than those set forth in Sections 3.3 and 3.4 of the Merger Agreement) shall not be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “ materially”) at such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in each case except where the failure of any such representations and warranties to be so true and correct would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Kos and (ii) the representations and warranties of Kos set forth in Sections 3.3 and 3.4 of the Merger Agreement shall not be true and correct in all material respects at such time;

(d)  Kos shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Kos required to be performed or complied with by it under the Merger Agreement;

(e)  there shall not be pending any Proceeding by a Governmental Entity which does or would be reasonably likely to prevent the consummation of the transactions contemplated by the Merger Agreement;

(f)  the Merger Agreement shall have been terminated in accordance with its terms; or

(g) Kos shall have failed to perform any obligation set forth in Section 6.14 of the Merger Agreement.

At the request of Abbott, Kos shall deliver to Abbott a certificate executed on behalf of Kos by the chief executive officer or chief financial officer of Kos certifying that the matters set forth in sections (b), (c) and (d) above have not occurred.

The foregoing conditions shall be in addition to, and not a limitation of the rights of Abbott and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Abbott and the Purchaser and subject to the terms and conditions of the Merger Agreement, may be waived by Abbott or the Purchaser, in whole or in part, at any time, at the sole discretion of Abbott or the Purchaser. The failure by Abbott, the Purchaser or any other affiliate of Abbott at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.   Certain Legal Matters; Regulatory Approvals.

General.   The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Kos with the SEC and other publicly available information concerning Kos, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Kos’ business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Abbott as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Kos’ business, any of which under certain conditions specified in the Merger Agreement, could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes.   A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Kos, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Florida Anti-Takeover Statute.   Kos is incorporated under the laws of the State of Florida. Under Section 607.0902 of the FBCA, unless there is a provision in the articles of incorporation or bylaws electing not to be governed by this provision or certain exceptions apply, “control shares” (shares that would otherwise have voting power for the election of directors in certain ranges of ownership over 20%) acquired in a control-share acquisition have the same voting rights as were accorded to the shares before such acquisition only to the extent granted by a resolution approved by the majority of all the votes entitled to be cast by each class or series of the shareholders of the issuing corporation entitled to vote on the matter. Kos has not opted out of this provision.

Section 607.0901 of the FBCA provides that, unless a specified exception is met, an interested shareholder (i.e., a person owning 10% or more of a corporation’s outstanding voting stock) may not engage in an affiliated transaction (including a merger or other significant corporate transactions) with a Florida corporation unless such transaction is approved by two-thirds of the voting shares of the corporation excluding the shares beneficially owned by the interested shareholder.

This provision is not applicable under certain circumstances, including when:

•       a majority of the disinterested directors approve the transaction (which has occurred in the case of the Offer and the Merger),

•       the corporation has not had more than 300 shareholders of record at any time during the three years prior to the date on which the affiliated transaction was announced,

•       the interested shareholder has beneficially owned at least 80% of the outstanding voting shares of the corporation for at least five years prior to the date on which the affiliated transaction was announced,

•       the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors,

•       the corporation is an investment company registered under the Investment Company Act of 1940, or

•       in the affiliated transaction, “fair price” consideration is paid to the holders of each class or series of voting shares and certain other conditions are met.

The Purchaser is not aware of any state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and Kos, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance.   Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Abbott and the Purchaser expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 24, 2006, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about December 11, 2006, unless earlier terminated by the FTC or the Antitrust Division, or Kos receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Kos, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of Kos’ substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Kos’ consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. In the event that the number of Shares validly tendered and not withdrawn in the Offer represent less than 50% of the outstanding Shares, consummation of the Merger will not occur until after Abbott purchases the Shares pursuant to the Stock Purchase Agreement, which purchase will not occur until the 30-calendar day waiting period applicable to the Stock Purchase Agreement has expired or been terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Abbott, Kos or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Applicable Foreign Antitrust Laws.   Other than the filings with the Antitrust Division and the FTC, Abbott does not believe that any additional material pre-merger antitrust filings are required with respect to the Offer or the Merger. To the extent that any additional antitrust filings are required pursuant to other applicable foreign antitrust laws, Abbott, the Purchaser, Abbott’s other subsidiaries and Kos, as appropriate, will make such filings.

17.   Fees and Expenses.

Banc of America Securities LLC is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Abbott in connection with the proposed acquisition of Kos, for which services Banc of America Securities will receive customary compensation. Abbott and the Purchaser have agreed to reimburse Banc of America Securities for reasonable fees and expenses, including reasonable fees and disbursements of Banc of America Securities’ counsel, incurred in connection with Banc of America Securities’ engagement, and to indemnify Banc of America Securities and certain related parties against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of Banc of America Securities’ businesses, Banc of America Securities and its affiliates may actively trade or hold securities or loans of Abbott and Kos for Banc of America Securities’ own accounts or for the accounts of customers and, accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in these securities or loans.

Abbott and the Purchaser have retained Georgeson Inc. to be the Information Agent and American Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Abbott nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

18.   Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Abbott or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Kos has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Kos Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Kos” above.

Parthenon Acquisition Corp.
November 14, 2006

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
ABBOTT AND THE PURCHASER

1.   Directors and Executive Officers of Abbott.   The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of Abbott. The current business address of each person is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400 and the current phone number is (847) 937-6100. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Roxanne S. Austin

Mrs. Austin has been a director of Abbott since 2000. She served as President and Chief Operating Officer of DIRECTV, Inc. from June 2001 to December 2003. Mrs. Austin also served as Executive Vice President of Hughes Electronics Corporation and as a member of its executive committee until December 2003. From 1997 to June 2001, Mrs. Austin served as the Corporate Senior Vice President and Chief Financial Officer of Hughes Electronics Corporation. Mrs. Austin served as Hughes Electronics’ Vice President, Treasurer, Chief Accounting Officer and Controller from December 1996 to July 1997, as its Vice President, Treasurer, and Controller from July 1996 to December 1996, and as its Vice President and Controller from July 1993 to July 1996. Prior to joining Hughes, Mrs. Austin was a partner at the accounting firm Deloitte & Touche. Mrs. Austin earned her B.B.A. degree in accounting from the University of Texas at San Antonio. She serves on the board of trustees of the California Science Center. Mrs. Austin serves on the board of directors of Target Corporation and Teledyne Technologies Inc.

William M. Daley

Mr. Daley has been a director since 2004. He has served as the senior executive of the Midwest region and serves on the JPMorgan Chase & Co. Executive Committee and on its International Council since May 2004. He served as President, SBC Communications, Inc. (diversified telecommunications) from December 2001 to May 2004. Mr. Daley was vice chairman of Evercore Capital Partners L.P. from January to November 2001. From June to December 2000, Mr. Daley served as Chairman of Vice President Albert Gore’s 2000 presidential election campaign. Mr. Daley served as the U.S. Secretary of Commerce from January 1997 to June 2000. Mr. Daley serves on the board of directors of Boston Properties, Inc., The Boeing Company, The Art Institute of Chicago, Joffrey Ballet of Chicago, Loyola University of Chicago, Northwestern Memorial Hospital, and Northwestern University. He also sits on the Council on Foreign Relations. Mr. Daley is a graduate of Loyola University in Chicago and of John Marshall Law School.

W. James Farrell

Mr. Farrell has been a director since 2006. He served as the Chairman of Illinois Tool Works Inc. from 1996 to 2006. Mr. Farrell served as Illinois Tool Works’ Chief Executive Officer from 1995 to 2005 and has served on its board of directors since 1995. He also serves on the board of directors of Allstate Insurance Company, 3M Company, UAL Corporation and the Federal Reserve Bank of Chicago.

H. Laurance Fuller

Mr. Fuller has been a director of Abbott since 1988. He was elected president of Amoco Corporation in 1983 and chairman and chief executive officer in 1991. As the result of the merger of British Petroleum, p.l.c. and Amoco effective December 31, 1998, he became co-chairman of BP Amoco, p.l.c. He retired from that position in April 2000. He is a director of Cabot MicroElectronics Corporation, Motorola, Inc., and the Rehabilitation Institute of Chicago, a life trustee of The Orchestral Association and a Cornell University presidential councillor.

Richard A. Gonzalez

Mr. Gonzalez has been a director of Abbott since 2001. He was elected Abbott’s president and chief operating officer in 2006. He served as Abbott’s president and chief operating officer, medical products group from 2001 to 2006. He served as executive vice president, medical products from 2000 to 2001, as senior vice president, hospital products from 1998 to 2000, and as vice president, Abbott HealthSystems division from 1995 to 1998. Mr. Gonzalez joined Abbott in 1977. He received his bachelor’s degree in biochemistry from the University of Houston and his master’s degree in biochemistry from the University of Miami.

Jack M. Greenberg

Mr. Greenberg has been a director of Abbott since 2000. At the end of 2002, Mr. Greenberg retired as chairman and chief executive officer of McDonald’s Corporation. He had served as McDonald’s chairman since May 1999 and as its chief executive officer since August 1998. Mr. Greenberg served as McDonald’s president from August 1998 to May 1999, and as its vice-chairman from December 1991 to 1998. Mr. Greenberg also served as chairman (from October 1996) and chief executive officer (from July 1997) of McDonald’s USA until August 1998. Mr. Greenberg is a graduate of DePaul University’s School of Commerce and School of Law. He is a member of the American Institute of Certified Public Accountants, the Illinois CPA Society, and the Chicago Bar Association. Mr. Greenberg is Chairman of the Western Union Company and he is a director of The Allstate Corporation, First Data Corporation, Hasbro, Inc., Manpower Inc., and Quintiles Transnational Corp. He is also a member of the board of trustees of DePaul University, the Field Museum, and the Chicago Community Trust.

Rt. Hon. Lord Owen CH

Mr. Owen has been a director of Abbott since 1996. David Owen is a British subject. He has been chairman of Global Natural Energy p.l.c. since 1995. He was a neurologist and Research Fellow on the Medical Unit of St. Thomas’ Hospital, London, from 1965 through 1968 and a member of Parliament for Plymouth in the House of Commons from 1966 until he retired in May of 1992. In 1992, he was created a Life Peer and a Member of the House of Lords. In August of 1992, the European Union appointed him Co-Chairman of the International Conference on Former Yugoslavia. He stepped down in June of 1995. Lord Owen was Secretary for Foreign and Commonwealth Affairs from 1977 to 1979 and Minister of Health from 1974 to 1976.

Boone Powell Jr.

Mr. Powell has been a director of Abbott since 1985. He had been associated with Baylor University Medical Center since 1980 when he was named president and chief executive officer. In August 2001, Mr. Powell retired from his position as Chairman of Baylor Health Care System. Prior to joining Baylor, he was president of Hendrick Medical Center in Abilene, Texas. He is a director of Comerica Bank-Texas, U.S. Oncology, and United Surgical Partners International and a fellow of the American College of Health Care Executives. Mr. Powell is a graduate of Baylor University. He received a master’s degree in hospital administration from the University of California.

Dr. W. Ann Reynolds

Dr. Reynolds has been a director of Abbott since 1980. Dr. Reynolds served as the President of the University of Alabama at Birmingham from 1997 to 2002. From 1990 to 1997, Dr. Reynolds served as chancellor of The City University of New York. Prior to that, she served as chancellor of The California State University system, provost of the Ohio State University and associate vice chancellor for research and dean of the graduate college of the University of Illinois Medical Center Chicago. She also held appointments as professor of anatomy, research professor of obstetrics and gynecology, and acting associate dean for academic affairs at the University of Illinois College of Medicine. Dr. Reynolds is a graduate of Emporia State University (Kansas) and holds M.S. and Ph.D. degrees in zoology from the University of Iowa. She is also a director of Humana Inc., Owens-Corning, Invitrogen, and the News Gazette, Champaign, IL.

Roy S. Roberts

Mr. Roberts has been a director of Abbott since 1998. Mr. Roberts has served as managing director of Reliant Equity Investors since September 2000. Mr. Roberts retired from General Motors in April 2000. At the time of his retirement, he was group vice president for North American Vehicle Sales, Service and Marketing of General Motors Corporation, having been elected to that position in October 1998. Prior to that time, he was vice president and general manager in charge of Field Sales, Service and Parts for the Vehicle Sales, Service and Marketing Group from August 1998 to October 1998, general manager of the Pontiac-GMC Division from February 1996 to October 1998, and general manager of the GMC Truck Division from October 1992 to February 1996. Mr. Roberts first joined General Motors Corporation in 1977 and became a corporate officer of General Motors Corporation in April 1987. Mr. Roberts earned a bachelor’s degree from Western Michigan University. He serves as a director of Burlington Northern Santa Fe Corporation and Thermon Mfg. Co; as Trustee Emeritus at Western Michigan University; as past president and on the National Board of Directors for the Boy Scouts of America; and on the Board of the Michigan Opera Theatre.

William D. Smithburg

Mr. Smithburg has been a director of Abbott since 1982. Mr. Smithburg retired from Quaker Oats in October 1997. Mr. Smithburg joined Quaker Oats in 1966 and became president and chief executive officer in 1981, and chairman and chief executive officer in 1983 and also served as president from November 1990 to January 1993 and again from November 1995. Mr. Smithburg was elected to the Quaker board in 1978 and served on its executive committee until he retired. He is a director of Smurfit-Stone Container Corporation, Northern Trust Corporation, and Corning Incorporated. He is a member of the board of trustees of Northwestern University. Mr. Smithburg earned a B.S. degree from DePaul University and an M.B.A. degree from Northwestern University.

Miles D. White

Mr. White has been a director of Abbott since 1998. He has served as Abbott’s chairman of the board and chief executive officer since 1999. He served as an executive vice president of Abbott from 1998 to 1999, as senior vice president, diagnostics operations from 1994 to 1998, and as vice president, diagnostics systems operations from 1993 to 1994. Mr. White joined Abbott in 1984. He received both his bachelor’s degree in mechanical engineering and M.B.A. degree from Stanford University. He serves on the board of trustees of The Culver Educational Foundation, The Field Museum in Chicago, and Northwestern University and is chairman of the board of directors of the Federal Reserve Bank of Chicago. He serves as a director of Motorola Inc. and the Tribune Company.

Richard W. Ashley

Mr. Ashley currently serves as Executive Vice President, Corporate Development, a position he has held since 2004. Prior to 2004, Mr. Ashley served as a Senior Director at McKinsey and Company (a management consulting firm) from 2001 to 2003.

Jeff Binder

Mr. Binder serves as Senior Vice President, Diagnostic Operations. He has held that position since 2006, prior to which he served as Vice President and President of Abbott Spine. From 2004 to 2005, Mr. Binder served as Vice President and President, Spinal Concepts, where he also served as President from 2003 to 2004. Mr. Binder served as President and CEO, Spinal Concepts, Inc. (innovator in spinal fixation technology) from 2001 to 2003. Mr. Binder was elected as a corporate officer in 2004.

Olivier Bohuon

Mr. Bohuon serves as Senior Vice President, International Operations. Mr. Bohuon previously had served as Vice President, European Operations and has been a corporate officer since 2003. He is a citizen of France.

Thomas F. Chen

Mr. Chen serves as Senior Vice President, Nutrition International Operations. He previously served as Vice President, Nutrition International, Asia and Latin America from 2005 to 2006. He served as Vice President, Abbott International, Pacific/Asia/Africa from 1998 to 2005. Mr. Chen was elected as a corporate officer in 1998.

William G. Dempsey

Mr. Dempsey is Executive Vice President, Pharmaceutical Products Group. Mr. Dempsey served as Senior Vice President, Pharmaceutical Operations from 2003 to 2006. From 2001 to 2003 Mr. Dempsey served as Senior Vice President, International Operations. Mr. Dempsey was elected as a corporate officer in 1996.

Edward J. Fiorentino

Mr. Fiorentino is the Senior Vice President, Diabetes Care Operations. Prior to 2006, Mr. Fiorentino served as Vice President and President, Abbott Diabetes Care, a position he held since 2004. From 2003 to 2004, he served as Vice President and President, MediSense Products. From 2001 to 2003, Mr. Fiorentino served as Vice President, MediSense Products, and in 2001, he served as Vice President, Pharmaceutical Products, Marketing and Sales. Mr. Fiorentino was elected as a corporate officer in 1998.

Thomas C. Freyman

Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer, a position he has held from 2004 to the present. From 2001 to 2004, he was Senior Vice President, Finance and Chief Financial Officer. In 2001, he was Vice President, Hospital Products Controller. Mr. Freyman was elected as a corporate officer in 1991.

Stephen R. Fussell

Mr. Fussell has served as Senior Vice President, Human Resources from 2005 to present. From 2001 to 2005 he served as Vice President, Compensation and Development. Mr. Fussell was elected as a corporate officer in 1999.

John C. Landgraf

Mr. Landgraf has served as Senior Vice President, Global Pharmaceutical Manufacturing and Supply from 2004 to present. From 2003 to 2004 he was Vice President, Quality Assurance and Compliance, Medical Products Group, and from 2002 to 2003 he served as Vice President, Operations, Diagnostic Products. From 2001 to 2002 Mr. Landgraf served as Vice President, Corporate Engineering. Mr. Landgraf was elected as a corporate officer in 2000.

Holger A. Liepmann

Mr. Liepmann serves as Executive Vice President, Global Nutrition. For a period of time in 2006, Mr. Liepmann served as Executive Vice President, Global Pharmaceuticals. From 2004 to 2006, he served as Senior Vice President, International Operations. From 2001 to 2004 he served as Vice President, Japan Operations, Abbott International Division. From 1999 to 2001, Mr. Liepmann was Divisional Vice President and Regional Director, Europe. Mr. Liepmann was elected as a corporate officer in 2001.

Gary E. McCullough

Mr. McCullough has served as Senior Vice President, Ross Products from 2003 to present. From 2001 to 2003 he served as Senior Vice President - Americas, Wm. Wrigley Jr. Company (a manufacturer and marketer of quality confectionary products, primarily chewing gum). Mr. McCulloughwas elected as a corporate officer in 2003.

Joseph M. Nemmers, Jr.

Mr. Nemmers has served as Executive Vice President, Diagnostics and Animal Health Divisions from 2006 to present. From 2003 to 2006 Mr. Nemmers served as Senior Vice President, Diagnostic Operations, while he served as Vice President, Global Commercial Operations, Diagnostic Products from 2002 to 2003. Mr. Nemmers also served as Vice President, Hospital Products Business Sector from 2001 to 2002, and as Divisional Vice President, Acquisition Integration Management, International Division in 2001. Prior to holding that position, Mr. Nemmers was Divisional Vice President and Executive Director, Clara Abbott Foundation. Mr. Nemmers was elected as a corporate officer in 2001.

Laura J. Schumacher

Ms. Schumacher serves as Senior Vice President, Secretary and General Counsel, and has held that position from 2005 to present. From 2003 to 2005 she served as Vice President, Secretary and Deputy General Counsel, and from 2001 to 2003 she served as Divisional Vice President, Litigation. Ms. Schumacher was elected as a corporate officer in 2003.

James L. Tyree

Mr. Tyree serves as Senior Vice President, Pharmaceutical Operations. Mr. Tyree served as Senior Vice President, Nutrition International Operations from 2005 to 2006. From 2001 to 2005 he served as Vice President, Global Licensing/New Business Development. In 2001, he served as Divisional Vice President, Licensing/New Business Development. Mr. Tyree was elected as a corporate officer in 2001.

Greg W. Linder

Mr. Linder has served as Vice President and Controller from 2001 to present. Prior to holding this position, Mr. Linder served as Vice President and Treasurer. He was elected as a corporate officer in 1999.

2.   Directors and Executive Officers of the Purchaser.   The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of the Purchaser. The current business address of each person is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400 and the current phone number is (847) 937-6100. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Thomas C. Freyman

Mr. Freyman is the sole director of the Purchaser and serves as Executive Vice President, Finance and Chief Financial Officer of Abbott, a position he has held from 2004 to the present. From 2001 to 2004, he was Senior Vice President, Finance and Chief Financial Officer. In 2001, he was Vice President, Hospital Products Controller. Mr. Freyman was elected as a corporate officer in 1991.

William G. Dempsey

Mr. Dempsey is Executive Vice President, Pharmaceutical Products Group of Abbott. Mr. Dempsey served as Senior Vice President, Pharmaceutical Operations from 2003 to 2006. From 2001 to 2003 Mr. Dempsey served as Senior Vice President, International Operations. Mr. Dempsey was elected as a corporate officer in 1996.

James L. Tyree

Mr. Tyree serves as Senior Vice President, Pharmaceutical Operations of Abbott. Mr. Tyree served as Senior Vice President, Nutrition International Operations from 2005 to 2006. From 2001 to 2005 he served as Vice President, Global Licensing/New Business Development. In 2001, he served as Divisional Vice President, Licensing/New Business Development. Mr. Tyree was elected as a corporate officer in 2001.

ANNEX A

AGREEMENT AND PLAN OF MERGER

among

ABBOTT LABORATORIES,

S&G NUTRITIONALS, INC.

and

KOS PHARMACEUTICALS, INC.

Dated as of November 5, 2006

A-i

A-ii

INDEX OF DEFINED TERMS

Acquisition Agreement	36
Acquisition Proposal	34
Adverse Recommendation Change	35
Affiliate	47
Agreement	1
Anti-Takeover Statutes	24
Antitrust Law	39
Articles of Incorporation	11
Articles of Merger	6
Authorizations	15
beneficial owner	47
beneficially owned	48
Business Day	48
Bylaws	11
Certificate	7
Closing	5
Closing Date	6
Company	1
Company Common Stock	1
Company Disclosure Schedule	10
Company Employees	19
Company Intellectual Property Rights	24
Company Joint Venture	11
Company Plans	18
Company Requisite Vote	13
Company Securities	12
Company Stock Plans	12
Confidentiality Agreement	34
Contract	14
control	48
controlled	48
controlled by	48
Controlled Group Liability	48
Costs	37
DOJ	39
Drug Law	15
Effective Time	6
employee benefit plan	18
Environmental Laws	25
Environmental Permits	25
ERISA	18
ERISA Affiliate	48
ESPP	7
ESPP Termination Date	7
Exchange Act	14
Exchange Fund	8
Expiration Date	2
FBCA	1

A-iii

FDA	15
FDA Act	14
Financial Advisor	23
Foreign Antitrust and Investment Laws	14
FTC	39
GAAP	48
Governmental Entity	14
HSR Act	14
Indemnified Parties	37
Independent Directors	40
Information Statement	14
Intellectual Property	24
Investments Stock Purchase	2
IRS	19
Jaharis Family	1
Knowledge	48
Law	14
Liens	11
Material Adverse Effect	10
Material Contract	26
Materials of Environmental Concern	26
Merger	1
Merger Consideration	7
Merger Recommendation	13
Merger Sub	1
MJ Warrant	19
Multiemployer Plan	18
Nasdaq	14
NLRB	20
Offer	1
Offer Documents	3
Offer Price	1
Offer Recommendation	13
Option	5
Option Consideration	5
owns beneficially	48
Parent	1
Parent Material Adverse Effect	27
Parent Plan	36
Parent Proceedings	29
Paying Agent	8
PBGC	19
Person	49
Pharmabio Warrant	8
Preferred Stock	11
Proceedings	18
Proxy Statement	14
Publication Date	2
Restricted Company Common Stock	7
Schedule 14D 9	4

A-iv

SEC	2
SEC Reports	16
Securities Act	14
Share	1
Shareholders Agreement	1
Shareholders Meeting	32
Stock Purchase Agreement	1
Submission	42
Subsidiary	49
Superior Proposal	35
Surviving Corporation	5
Tax Return	23
Taxes	22
Termination Date	43
Termination Expenses	45
Termination Fee	44
Top-Up Option	3
Top-Up Shares	3
Transfer Taxes	41
under common control with	48
Withdrawal Liability	19

A-v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 5, 2006 (this “Agreement”) among ABBOTT LABORATORIES, an Illinois corporation (“Parent”), S&G Nutritionals, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and KOS PHARMACEUTICALS, INC., a Florida corporation (the “Company”).

WHEREAS the respective Boards of Directors of Parent, Merger Sub and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement, Parent proposes to cause Merger Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.01 per share (a “Share”), of the Company (the “Company Common Stock”), at a price per Share of Company Common Stock of $78.00 (such amount, or any other amount per Share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller in cash, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the Business Corporation Act of the State of Florida (the “FBCA”), are advisable, fair to and in the best interests of the Company and its Shareholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the FBCA, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend the Offer and the approval of this Agreement and the other transactions contemplated hereby (including the Merger) by the shareholders of the Company;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each adopted and approved, and Parent, as the sole shareholder of Merger Sub has approved this Agreement and declared it advisable, fair to and in the best interests of Parent and Merger Sub, respectively to enter into this Agreement providing for the Offer and Merger in accordance with the FBCA, upon the terms and subject to the conditions set forth herein;

WHEREAS, as an inducement to and condition of Parent’s willingness to enter into this Agreement, certain shareholders (collectively, the “Jaharis Family”) will enter into a shareholders agreement dated as of the date hereof (the “Shareholders Agreement”), the form of which is attached as Annex 1, and the Board of Directors of the Company has approved the entry by the Jaharis Family into the Shareholders Agreement. The Shareholders Agreement will be entered into concurrently with the execution and delivery of this Agreement; and

WHEREAS, as an inducement to and condition of the Jaharis Family entering into the Shareholders Agreement, Parent and certain persons have entered into a stock purchase agreement dated as of the date hereof (the “Stock Purchase Agreement”), the form of which is attached as Annex 2, providing for the purchase by Parent of all outstanding shares of Kos Investments, Inc. (the “Investments Stock Purchase”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements and representations herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

SECTION 1.1   The Offer.   (a) Subject to the conditions of this Agreement, as promptly as practicable but in no event later than the later of (x) six Business Days after the date of this Agreement and (y) the first Business Day following publication in the Federal Register of SEC Release Number 34-54684 relating to the amendments to Rule 14d-10 promulgated under the Exchange Act (the date of such publications referred to as the “Publication Date”), Merger Sub shall, and Parent shall cause Merger Sub to, commence the Offer within the meaning of the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The obligations of Merger Sub to, and of Parent to cause Merger Sub to, commence the Offer and accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Exhibit A. The initial expiration date of the Offer shall be midnight New York City time on the later of (x) the 30th day (or if such day is not a Business Day, the first Business Day thereafter) following the Publication Date and (y) the 20th Business Day following the commencement of the Offer (determined using Exchange Act Rule 14d-1(g)(3) of the SEC) (the initial “Expiration Date” and any expiration time and date established pursuant to an extension of the Offer as so extended, also an “Expiration Date”). Merger Sub expressly reserves the right (x) if the Minimum Tender Condition has not been satisfied or if an Adverse Recommendation Change has been made, to increase the Offer Price and (y) to waive any condition to the Offer or modify the terms of the Offer, except that, without the consent of the Company, Merger Sub shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition (as defined in Exhibit A), (iv) add to the conditions set forth in Exhibit A or modify any condition set forth in Exhibit A in any manner adverse to the holders of Company Common Stock, (v) except as otherwise provided in this Section 1.1(a), extend the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend the Offer in any manner adverse to the holders of Company Common Stock. Notwithstanding the foregoing, Merger Sub may, in its discretion, without the consent of the Company, (i) extend the Offer for one or more consecutive increments of not more than five Business Days each, if at any otherwise scheduled Expiration Date of the Offer any of the conditions to Merger Sub’s obligation to purchase Shares are not satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or (iii) make available a “subsequent offering period” in accordance with Exchange Act Rule 14d-11. In addition, if at any otherwise scheduled Expiration Date of the Offer any condition to the Offer is not satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer at the request of the Company for one or more consecutive increments of not more than five Business Days each. In addition, Merger Sub shall, if requested by the Company, make available a subsequent offering period in accordance with Exchange Act Rule 14d-11 of not less than ten Business Days; provided that Merger Sub shall not be required to make available such a subsequent offering period in the event that, prior to the commencement of such subsequent offering period, Parent and Merger Sub, directly or indirectly own more than 80% of the Fully Diluted Shares. On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer. For the avoidance of doubt, the parties hereto agree that shares of Restricted Company Common Stock may be tendered in the Offer and be acquired by Parent or Merger Sub pursuant to the Offer.

(b)   On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”). Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and the Offer Documents as so amended or supplemented to be disseminated to the Company’s shareholders, in each case as and to the extent required by applicable federal securities laws. Parent, Merger Sub and the Company will cooperate and consult with each other and their respective counsel in the preparation of the Offer Documents.

Without limiting the generality of the foregoing, the Company will furnish to Parent the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Offer Documents. Parent and Merger Sub shall (i) provide the Company and its counsel in writing with any comments Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, (ii) consult with the Company and its counsel prior to responding to any such comments, and (iii) provide the Company and its counsel in writing with any comments or responses thereto of Parent, Merger Sub or their counsel. Parent and Merger Sub shall give the Company a reasonable opportunity to review and comment on the Offer Documents and any amendments thereto.

(c)   Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

(d)   The Company hereby grants to Parent and Merger Sub an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued shares of the Company Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock, directly or indirectly, owned by Parent and Merger Sub at the time of exercise of the Top-Up Option shall constitute one share more than eighty percent (80%) of the Fully Diluted Shares immediately after the issuance of the Top-Up Share. The Top-Up Option shall be exercisable only once, at such time as Parent and Merger Sub, directly or indirectly, own at least 70% of the Fully Diluted Shares and prior to the fifth Business Day after the Expiration Date or the expiration date of any subsequent offering period. Such Top-Up Option shall not be exercisable to the extent the number of shares of Company Common Stock subject thereto (taken together with the number of Fully Diluted Shares outstanding at such time) exceeds the number of authorized shares of Company Common Stock available for issuances. The obligation of the Company to deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject to the condition that no provision of any applicable Law and no Judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise. The parties shall cooperate to ensure that the issuance of the Top-Up Shares is accomplished consistent with all applicable legal requirements of all Governmental Entities, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act. In the event Parent and Merger Sub wish to exercise the Top-Up Option, Merger Sub shall give the Company one (1) Business Day prior written notice specifying the number of shares of the Company Common Stock that are or will be, directly or indirectly, owned by Parent and Merger Sub immediately preceding the purchase of the Top-Up Shares and specifying a place and a time for the closing of such purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Merger Sub specifying the number of Top-Up Shares. At the closing of the purchase of Top-Up Shares, the portion of the purchase price owed by Parent or Merger Sub upon exercise of such Top-Up Option shall be paid to the Company (i) in cash by wire transfer or cashier’s check or (ii) by issuance by Merger Sub to the Company of a promissory note on terms reasonably satisfactory to the Company.

SECTION 1.2   Company Actions.   (a) The Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated by this Agreement.

(b)   On the date the Offer Documents are filed with the SEC or as soon as practicable thereafter, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”) containing the recommendations referred to in Section 3.4(b) and shall mail the Schedule 14D-9 to the holders of Company Common Stock. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company’s shareholders, in each case as and to the extent required by applicable federal securities laws. Parent, Merger Sub and the Company will cooperate and consult with each other and their respective counsel in the preparation of the Schedule 14D-9. Without limiting the generality of the foregoing, Parent will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Schedule 14D-9. The Company shall (i) provide Parent and its counsel in writing with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, (ii) consult with Parent and Merger Sub and their counsel prior to responding to any such comments, and (iii) provide Parent and Merger Sub and their counsel in writing with any comments or responses thereto of the Company or its counsel. The Company shall give Parent and Merger Sub a reasonable opportunity to review and comment on the Schedule 14D-9 and any amendments thereto.

(c)   In connection with the Offer, the Company shall cause its transfer agent to furnish Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of shareholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of shareholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the Company’s shareholders. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated by this Agreement, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company all copies of such information then in their possession.

SECTION 1.3   Treatment of Options; MJ Warrant.   (a) Promptly after consummation of the Offer, by virtue of the consummation of the Offer and without any action on the part of any holder, each option to purchase Shares (an “Option”) granted under any Company Plan that is outstanding and unexercised (whether or not then exercisable) immediately prior to the consummation of the Offer shall vest in full and be canceled immediately prior to such time and shall be converted into the right to receive, promptly thereafter, an amount in cash (less any applicable withholding taxes and without interest) equal to the product of (i) the number of Shares subject to such Option and (ii) the excess, if any, of (A) the highest price per Share paid pursuant to the Offer over (B) the per share exercise price in effect for such Option (the “Option Consideration”).

(b)   Promptly after consummation of the Offer, by virtue of consummation of the Offer and without any action on the part of the holder of each Non-Detachable Common Stock Purchase Warrant dated as of December 19, 2002 by and between Mary Jaharis and the Company (the “MJ Warrant”), the holder of the MJ Warrant shall be entitled to receive an amount in cash equal to the amount of cash that the holder of the Company Common Stock deliverable upon exercise of the MJ Warrant would have been entitled to receive in the Offer if the MJ Warrant had been exercised immediately before the Offer.

SECTION 1.4   The Merger.   Upon the terms and subject to the conditions of this Agreement and in accordance with the FBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.5   Closing; Effective Time.   Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, as soon as practicable, but in no event later than the second Business Day, after the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree; provided, however, that if all the conditions set forth in Article VII shall not have been satisfied or waived (to the extent permitted by Law) on such second Business Day, then the Closing shall take place on the first Business Day on which all such conditions shall have been satisfied or waived (to the extent permitted by Law). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Florida Department of State, Division of Corporations and the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the FBCA (the date and time of the acceptance of the filing of the Articles of Merger by the Florida Department of State, Division of Corporations, or such later time as is specified in the Articles of Merger and as is agreed to by the parties hereto, being hereinafter referred to as the “Effective Time”) and shall make all other filings or recordings required under the FBCA in connection with the Merger.

SECTION 1.6   Effects of the Merger.   The Merger shall have the effects set forth herein and in the applicable provisions of the FBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.7   Articles of Incorporation; Bylaws.   (a) Pursuant to the Merger, the articles of incorporation of the Company shall be amended and restated to be in the form of the articles of incorporation of Merger Sub in effect immediately prior to the Effective Time and, as so amended, such articles of incorporation shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by law, except that the name of the Surviving Corporation shall be changed to a name to be specified by Parent.

(b)   Pursuant to the Merger, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the articles of incorporation of the Surviving Corporation and as provided by Law.

SECTION 1.8   Directors and Officers.   The directors of Merger Sub immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation, in each case until the earlier of his or her resignation or removal or until his or her successors are duly elected and qualified.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

SECTION 2.1   Conversion of Securities.   At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a)   subject to Section 2.3, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.1(b) or to be converted pursuant to Section 2.1(c), but including Shares subject to vesting or other restrictions (the “Restricted Company Common Stock”)) shall be converted into the right to receive the highest price per Share paid pursuant to the Offer in cash without interest (the “Merger Consideration”);

(b)   each Share held in the treasury of the Company and each Share owned by Parent or Merger Sub immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto;

(c)   all of the Shares owned by Kos Investments, Inc. or Kos Holdings, Inc. immediately prior to the Effective Time shall be converted, in the aggregate, into a number of shares equal to the same percentage of the fully-diluted outstanding stock of the Surviving Corporation as such shares currently represent of the Fully Diluted Shares; and

(d)   each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

Except as set forth in Sections 2.1(b) and (c), (i) at the Effective Time, all Shares of Company Common Stock shall cease to be outstanding, shall automatically be cancelled and shall cease to exist and (ii) each holder of a certificate that immediately prior to the Effective Time represented any such Shares of Company Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

SECTION 2.2   Treatment of ESPP, Warrants, etc.   (a) The Company shall take any and all actions with respect to the Company’s Employee Stock Purchase Plan (the “ESPP”) as are necessary to provide that, subject to consummation of the Merger, the ESPP shall terminate, effective on the date immediately prior to the Closing Date (the “ESPP Termination Date”). On the ESPP Termination Date, each purchase right under the ESPP as of the ESPP Termination Date shall be automatically exercised by applying the payroll deductions of each participant in the ESPP for the applicable Offering Period (as defined in the ESPP) to the purchase of a number of whole Shares (subject to the provisions of the ESPP regarding the number of shares purchasable) at the exercise price per Share specified in the ESPP, which number of shares will then be canceled and converted into the right to receive the Merger Consideration in accordance with Section 2.1(a) hereof. Any excess payroll deductions not used as a result of ESPP share limitations shall be distributed to each participant without interest. If a fractional number of Shares results, then such number shall be rounded down to the next whole number, and the excess payroll deductions shall be distributed to the applicable participant without interest.

(b)   Immediately after the consummation of the Offer, each outstanding award of Restricted Company Common Stock granted under the Company’s 1996 Stock Option Plan or the Kos Incentive Plan, or otherwise, not acquired by Parent or Merger Sub pursuant to the Offer shall vest in full and cease to be subject to restrictions and the holders of such awards of Restricted Company Common Stock outstanding immediately prior to the Effective Time shall be entitled to receive the Merger Consideration pursuant to Section 2.1(a).

(c)   At the Effective Time, the holder of the Warrant Agreement dated as of January 1, 2002, by and between the Company and PharmaBio Development Inc. (the “PharmaBio Warrant”) shall be entitled to receive upon exercise of the PharmaBio Warrant, if not already exercised prior to the Effective Time, during the period specified therein the amount in cash, without interest, equal to (i) the amount of cash that a holder of the Company Common Stock deliverable upon exercise of the PharmaBio Warrant would have been entitled to receive in the Merger if the PharmaBio Warrant had been exercised immediately before the Merger minus (ii) the exercise price of the PharmaBio Warrant, in accordance with the terms and conditions of the PharmaBio Warrant.

SECTION 2.3   Surrender of Shares.   (a) Prior to the Effective Time, Merger Sub shall enter into an agreement with a paying agent reasonably acceptable to the Company to act as its paying agent (the “Paying Agent”) for the payment of the Merger Consideration to which the shareholders of the Company shall become entitled pursuant to this Article II. At or prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deposit with the Paying Agent to be held in trust for the benefit of holders of Certificates all the cash necessary to pay for the Shares converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) (such cash being hereinafter referred to as the “Exchange Fund”).

(b)   Promptly after the Effective Time, Parent shall cause to be mailed to each record holder, as of the Effective Time, of a Certificate which immediately prior to the Effective Time represented Shares, a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates for payment of the Merger Consideration. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive upon such surrender of such Certificate the Merger Consideration pursuant to Section 2.1(a) and such Certificate shall then be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.3(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender of such Certificate the Merger Consideration pursuant to Section 2.1(a). No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c)   At any time following the date that is twelve months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares for the Merger Consideration and other amounts contemplated by this Article II. None of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. The Merger Consideration paid in accordance with the terms of this Article II in respect of Certificates that have been surrendered in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares of Company Common Stock represented thereby.

(d)   After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares that were outstanding prior to the Effective Time. After the Effective Time, Certificates presented to the Surviving Corporation for transfer shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article II.

(e)   In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and, if reasonably requested, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Paying Agent will deliver in exchange for the lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the Shares represented by such Certificate pursuant to this Article II.

(f)    The Paying Agent shall invest the cash included in the Exchange Fund, as directed by Parent, on a daily basis in (i) obligations of or guaranteed by the United States of America or any agency or instrumentality thereof, (ii) money market accounts, certificates of deposit, bank repurchase agreement or banker’s acceptances of, or demand deposits with, commercial banks having a combined capital and surplus of at least $5,000,000,000, or (iii) commercial paper obligations rated P-1 or A-1 or better by Standard & Poor’s Corporation or Moody’s Investor Services, Inc. Any profit or loss resulting from, or interest and other income produced by, such investments shall be for the account of Parent. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder (but subject to Section 2.4), Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

SECTION 2.4   Withholding Taxes.   Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Shares pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable tax Laws. To the extent that amounts are so properly withheld by the Paying Agent, the Surviving Corporation or Parent, as the case may be, and are paid over to the appropriate Governmental Entity in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except as identified in the SEC Reports or as set forth on the Company Disclosure Schedule delivered by the Company to the Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Schedule”), it being understood and agreed that (i) each item in a particular section of the Company Disclosure Schedule applies only to such section and to any other section to which its relevance is readily apparent and (ii) each item in the SEC Reports applies only to such section of this Agreement to which its relevance is readily apparent:

SECTION 3.1   Organization and Qualification; Subsidiaries; Joint Ventures.   (a) Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing or active status under the laws of the jurisdiction in which it is incorporated (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where any failure to be so organized, existing or in good standing or active status or to have such power or authority would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any failure to be so qualified or licensed or in good standing which would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. “Material Adverse Effect” means any change, effect, event or occurrence that (A) has a material adverse effect on the assets, business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (B) prevents, or materially delays the Company from performing its obligations under this Agreement in any material respect or materially delays consummating the transactions contemplated hereby or would reasonably be expected to have such effect; provided, however, that no change, effect, event or occurrence to the extent arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been or will be, a

Material Adverse Effect: (i) general economic or market conditions or general changes or developments in the pharmaceutical industry or affecting participants in the pharmaceutical industry, (ii) acts of war or terrorism or natural disasters, (iii) the announcement or performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein and the identity of Parent as the acquiror of the Company, or any action taken or omitted to be taken by the Company at the written request or with the prior written consent of Parent or Merger Sub, (iv) changes in GAAP, (v) changes in the price or trading volume of the Company’s stock (provided that any change, effect, event or occurrence that may have caused or contributed to such change in market price or trading volume shall not be excluded), (vi) any failure by the Company to meet revenue or earnings projections, in and of itself (provided that any change, effect, event or occurrence that may have caused or contributed to such failure to meet published revenue or earnings projections shall not be excluded) or (vii) the Submission, unless, in the case of clause (i) or (ii), such change, effect, event or occurrence has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared with other companies operating in the pharmaceutical industry.

(b)   Section 3.1(b) of the Company Disclosure Schedule sets forth, for each Company Joint Venture, the interest held by the Company and the jurisdiction in which such Company Joint Venture is organized. The term “Company Joint Venture” means any corporation or other entity (including partnership, limited liability company and other business association) that is not a Subsidiary of the Company and in which the Company or one or more of the Company’s Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 10% of any class of the outstanding voting securities or other equity of any such entity and equity interests in which the invested capital associated with the Company’s or its Subsidiaries’ interest is less than $1,000,000, as reasonably determined by the Company). Interests in the Company Joint Ventures held by the Company are held directly by the Company or one of its Subsidiaries, free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting or transfer rights, charges or other encumbrances of any nature whatsoever (“Liens”), except any such Liens that would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Subsidiary thereof has any obligation or commitment to make any capital contribution to any Company Joint Venture.

SECTION 3.2   Articles of Incorporation and Bylaws.   The Company has heretofore furnished to Parent a complete and correct copy of the amended and restated articles of incorporation dated as of May 2, 2005 (the “Articles of Incorporation”) and the amended and restated bylaws dated as of October 16, 2003 (the “Bylaws”) of the Company as in effect on the date hereof and all minutes of the Board of Directors of the Company since January 1, 2005 other than those with respect to consideration and approval of the Offer and the Merger and related transactions. The Articles of Incorporation of the Company and the Bylaws are in full force and effect and no other organizational documents are applicable to or binding upon the Company. The Company is not in violation of any provisions of its Articles of Incorporation or Bylaws in any material respect.

SECTION 3.3   Capitalization.   (a) The authorized capital stock of the Company consists of (i) 100,000,000 Shares, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

(b)   As of November 2, 2006: (i) 47,630,852 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights; (ii) an aggregate of 10,001,300 Shares was reserved for issuance upon or otherwise deliverable in connection with the grant of equity-based awards or the exercise of outstanding Options issued pursuant to the Company’s 1996 Stock Option Plan, the Kos Incentive Plan, the Kos 401K Plan (together with the ESPP, the “Company Stock Plans”); (iii) no shares of Preferred Stock were outstanding and (iv) an aggregate of 782,111 Shares was reserved for issuance or delivery upon the exercise of the non-detachable warrants granted in connection with the Revolving Credit and Loan Agreement by and between the Company and Mary Jaharis, dated as of December 19, 2002 and the warrants granted in connection with the PharmaBio Warrant. Since the close of business on November 2, 2006, until the date hereof, no options to purchase shares of Company Common Stock (including any phantom stock rights, stock appreciation rights or similar rights), Restricted Company Common Stock or Preferred Stock have been granted and no shares of Company Common Stock or Preferred Stock have been issued, except for Shares issued pursuant to the exercise of Options, the Kos Incentive Plan, the Kos 401K Plan and the ESPP, in each case in accordance with their terms. Section 3.3(b) of the Company Disclosure Schedule sets forth, as of the date specified thereon, each equity-based award (including Restricted Company Common Stock) and Option outstanding whether or not under the Company Stock Plans (specifying whether under the Company Stock Plans or outside of the Company Stock Plans), the number of Shares issuable thereunder and the expiration date and exercise or conversion price relating thereto.

(c)   As of the date of this Agreement, except as set forth in clauses (a) and (b) of this Section 3.3: (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (C) options (including any phantom stock rights, stock appreciation rights or similar rights) or other rights to acquire from the Company, or any obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (collectively, “Company Securities”); (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities; and (iii) there are no statutory or contractual preemptive rights, other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other voting securities of the Company to which the Company is a party. No Subsidiary of the Company owns any Shares.

(d)   Each of the outstanding shares of capital stock and voting securities of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company, free and clear of all Liens, except any such Liens that would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There are no (i) outstanding options or other rights of any kind which obligate the Company or its Subsidiaries to issue or deliver any shares of capital stock, voting securities or other equity interests of the Subsidiaries of the Company or any securities or obligations convertible into or exchangeable into or exercisable for any shares of capital stock, voting securities or other equity interests of such Subsidiaries, (ii) outstanding obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any securities or obligations convertible into or exchangeable into or exercisable for any shares of capital stock, voting securities or other equity interests of such Subsidiaries; or (iii) other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other equity interests or voting securities of the Subsidiaries of the Company to which the Company or its Subsidiaries is a party.

SECTION 3.4   Authority.   (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the approval of this Agreement by the holders of at least a majority in combined voting power of the outstanding Shares if required by applicable Law (the “Company Requisite Vote”), and the filing with the Florida Department of State, Division of Corporations and the Secretary of State of the State of Delaware of the Articles of Merger as required by the FBCA and the Delaware General Corporation Law. The affirmative vote of a majority of the outstanding Company Common Stock is the only vote required of the Company’s capital stock necessary in connection with the approval and consummation of the Merger. No other vote of the Company’s shareholders is necessary in connection with this Agreement, the Shareholders Agreement, or the consummation of any of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(b)   The Board of Directors of the Company has, by resolutions duly adopted, at a meeting duly called and held (i) authorized the execution, delivery and performance of this Agreement and all of the transactions contemplated hereby, (ii) approved, adopted and declared advisable, this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the FBCA, (iii) determined that the terms of this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company, (iv) recommended that the holders of Company Common Stock accept the Offer and tender their Shares pursuant to the Offer (the “Offer Recommendation”) and that the holders of Company Common Stock approve this Agreement and the transactions contemplated hereby, including the Merger (the “Merger Recommendation”).

(c)   The Board of Directors of the Company has, by resolutions duly adopted at a meeting duly called and held, approved and declared advisable, the Shareholders Agreement and the Stock Purchase Agreement and, prior to the execution of the Shareholders Agreement and this Agreement, has taken all necessary actions to exempt the Investments Stock Purchase, the Shareholders Agreement and this Agreement and the transactions contemplated hereby and thereby from any and all applicable antitakeover statutes including FBCA § 607.0901 (“affiliated transactions” statute) and FBCA § 607.0902 (“control-share acquisitions” statute).

SECTION 3.5   No Conflict; Required Filings and Consents.   (a) The execution, delivery and performance of this Agreement by the Company do not and will not (i) conflict with or violate the Articles of Incorporation or Bylaws of the Company or its Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any federal, state, local or foreign statute, law, ordinance, rule, regulation, order, judgment, decree or legal requirement (“Law”) applicable to the Company or its Subsidiaries or by which any of their respective properties are bound or (iii) (A) require notice to any third party, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), or (B) result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or (C) result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or its Subsidiaries is a party or by which the Company or its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such notice, conflict, violation, breach, default, loss, right or other occurrence which would not, or would not reasonably be expected to, (A) materially delay consummating the transactions contemplated hereby on a timely basis or (B) individually or in the aggregate, have a Material Adverse Effect.

(b)   The execution, delivery and performance of this Agreement by the Company and the consummation of the Offer, the Merger or the Investments Stock Purchase do not and will not require any notice, consent, approval, authorization or permit of, action by, filing with or notification to, any federal, state, local or foreign governmental or regulatory (including stock exchange) authority, agency, court, commission, or other governmental body (each, a “Governmental Entity”) to be obtained or made by the Company, except for (i) applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Schedule 14D-9, the proxy statement to be sent to shareholders of the Company in connection with the Shareholders Meeting (the “Proxy Statement”) and any information statement (the “Information Statement”) required under Rule 14f-1 in connection with the Offer), and state securities, takeover and “blue sky” laws, (ii) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the applicable requirements of antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust and Investment Laws”), (iv) the applicable requirements of the NASDAQ Stock Market LLC (“Nasdaq”), (v) the filing with the Florida Department of State, Division of Corporations and the Secretary of State of the State of Delaware of the Articles of Merger as required by the FBCA and the Delaware General Corporation Law, (vi) any notices required under the U.S. Federal Food, Drug, and Cosmetic Act, as amended (the “FDA Act”) or similar laws of jurisdictions other than the United States, and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) prevent or materially delay the Company from performing its obligations under this Agreement in any material respect, (B) materially delay consummating the transactions contemplated hereby on a timely basis, or (C) individually or in the aggregate, have or reasonably be expected to have, a Material Adverse Effect.

SECTION 3.6   Compliance.   (a) Neither the Company nor its Subsidiaries is in violation of any Law applicable to the Company or its Subsidiaries or by which any of their respective properties are bound or any regulation issued under any of the foregoing or has been notified in writing by any Governmental Entity of any violation, or any investigation with respect to any such Law, including Laws enforced by the United States Food and Drug Administration (“FDA”) and comparable foreign Governmental Entities (collectively, “Drug Law”), except for any such violation which would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b)   The Company and its Subsidiaries have all registrations, applications, licenses, requests for approvals, exemptions, permits and other regulatory authorizations (“Authorizations”) from Governmental Entities required to conduct their respective businesses as now being conducted, except for any such Authorizations the absence of which would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except for any failures to be in compliance that would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries are in compliance with all such Authorizations. The Company has made available to Parent all material Authorizations from the FDA.

(c)   None of the Company, any of its Subsidiaries or any officers, employees or agents of the Company or any of its Subsidiaries is currently, or has been, excluded, debarred or otherwise made ineligible to participate in federal health care programs. The Company has no Knowledge of any facts concerning the Company, any of its Subsidiaries or any officers, employees or agents of the Company or any of its Subsidiaries that are reasonably likely to form the basis for an exclusion or debarment of any such entities.

(d)   The Company and its Subsidiaries have not been notified in writing of any material failure (or any material investigation with respect thereto) by them or any licensor, licensee, partner or distributor to comply with, or maintain systems and programs to ensure compliance with any Drug Law pertaining to programs or systems regarding product quality, notification of facilities and products, corporate integrity, pharmacovigilance and conflict of interest including Current Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements, Good Clinical Practice Requirements, Establishment Registration and Product Listing requirements, requirements applicable to the debarment of individuals, requirements applicable to the conflict of interest of clinical investigators and Adverse Drug Reaction Reporting requirements, in each case with respect to any products of the Company or its Subsidiaries.

(e)   The Company and its Subsidiaries have not been notified in writing of any material failure (or any material investigation with respect thereto) by them or any licensor, licensee, partner or distributor to have at all times complied with their obligations to report accurate pricing information for the Company’s or its Subsidiaries’ products to a Governmental Entity and to pricing services relied upon by a Governmental Entity or other payors for such products, including their obligations to report accurate Best Prices and Average Manufacturers’ Prices under the Medicaid Rebate Statute and accurate Average Sales Prices under the Medicare Modernization Act of 2003 and their obligations to charge accurate Federal Ceiling Prices to purchasers entitled to those prices.

(f)    No product or product candidate manufactured, tested, distributed, held and/or marketed by the Company or any of its Subsidiaries has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise) since January 1, 2005. No proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any such product or product candidate or pre-market approvals or marketing authorizations are pending, or to the Knowledge of the Company, threatened, against the Company or any of its Affiliates, nor have any such proceedings been pending at any time since January 1, 2005. The Company has, prior to the execution of this Agreement, provided or made available to Parent all current U.S. annual periodic reports and all information about adverse drug experiences, in each case since January 1, 2005 obtained or otherwise received by the Company from any source, in the United States or outside the United States, including information derived from clinical investigations prior to any market authorization approvals, commercial marketing experience, postmarketing clinical investigations, postmarketing epidemiological/surveillance studies, reports in the scientific literature, and unpublished scientific papers relating to any product or product candidate manufactured, tested, distributed, held and/or marketed by the Company, any of its Subsidiaries or any of their licensors or licensees in the possession of the Company or any of its Subsidiaries (or to which any of them has access), except for any adverse drug experiences or reports which would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(g)   None of the Company, any of its Subsidiaries or any officers, employees or agents of the Company or any of its Subsidiaries has with respect to any product that is manufactured, tested, distributed, held and/or marketed by the Company or any of its Subsidiaries made an untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

SECTION 3.7   SEC Filings; Financial Statements.   (a) The Company has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or otherwise transmitted by it with the SEC) since January 1, 2005 and prior to the date hereof (such documents filed since January 1, 2005 and prior to the date hereof, the “SEC Reports”). As of their respective dates, each of the SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. Except to the extent amended or superseded by a subsequent filing with the SEC made prior to the date hereof, as of their respective dates (and if so amended or superseded, then on the date of such subsequent filing), none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)   The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 filed with the SEC have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the consolidated statements of operations, cash flows and changes in shareholders’ equity for the periods indicated therein. The unaudited consolidated financial statements of the Company (including any related notes thereto) for all interim periods included in the Company’s quarterly reports on Form 10-Q or Form 10-Q/A filed with the SEC since January 1, 2006 have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated statements of operations and cash flows for the periods indicated therein (subject to normal period-end adjustments).

(c)   The Company’s disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.

(d)   Since December 31, 2005, the Company has not disclosed to the Company’s independent registered accounting firm and the audit committee of the Company’s Board of Directors and to Parent (i) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)   Since December 31, 2005, the Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting. To the Knowledge of the Company, there is no reason to believe that its auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 when next due. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)    Neither the Company nor its Subsidiaries has any liabilities of any nature, except liabilities that (i) are accrued or reserved against in the most recent financial statements included in the SEC Reports filed prior to the date hereof or are reflected in the notes thereto, (ii) were incurred in the ordinary course of business since the date of such financial statements, (iii) are incurred in connection with the transactions contemplated by this Agreement, (iv) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business, or (v) would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Section 3.7(f) of the Company Disclosure Schedule sets forth a list of all outstanding debt for money borrowed, the applicable lender, interest rate and the applicable payment dates.

SECTION 3.8   Absence of Certain Changes or Events.   Since January 1, 2006, until the date of this Agreement, (i) except as contemplated by this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice, and (ii) there has not been (a) any change, event or occurrence which has had or would reasonably be expected to have a Material Adverse Effect or (b) (A) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or its Subsidiaries’ capital stock; (B) any redemption, repurchase or other acquisition of any shares of capital stock of the Company or its Subsidiaries (other than in connection with the forfeiture or exercise of equity based awards, Options and Restricted Company Common Stock in accordance with existing agreements or terms); (C) except as contemplated by this Agreement (1) any granting by the Company or its Subsidiaries to any of their directors, officers or employees of any material increase in compensation or benefits, except for increases in the ordinary course of business consistent with past practice or that are required under any Company Plan; (2) any granting to any director, officer or employee of the right to receive any severance or termination pay, except as provided for under any plan or agreement in effect prior to January 1, 2006 or (3) any entry by the Company or its Subsidiaries into any employment, consulting, indemnification, termination, change of control or severance agreement or arrangement with any present or former director, officer or employee of the Company or its Subsidiaries, or any amendment to or adoption of any Company Plan or collective bargaining agreement; (D) any material change by the Company in its accounting principles, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; (E) any material Tax election made by the Company or its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or its Subsidiaries; or (F) any material change in Tax accounting principles by the Company or its Subsidiaries, except insofar as may have been required by applicable Law.

SECTION 3.9   Absence of Litigation.   There are no suits, claims, actions, proceedings, arbitrations, mediations or, to the Company’s Knowledge, governmental investigations (“Proceedings”) pending or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries, other than any Proceeding that would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor its Subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree or award except for those that would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.10   Employee Benefit Plans.   (a) Section 3.10(a) of the Company Disclosure Schedule contains a true and complete list of each material Company Plan. “Company Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), but excluding any plan that is a “multiemployer plan,” as defined in Section 3(37) of ERISA (“Multiemployer Plan”)), and each other cash-based or equity-based plan, program, agreement or arrangement, vacation or sick pay policy, fringe benefit plan, and compensation, severance or employment agreement contributed to, sponsored or maintained by the Company or its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liabilities or obligations as of the date hereof for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director of the Company or its Subsidiaries (collectively, the “Company Employees”).

(b)   With respect to each Company Plan, the Company has made available to the Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof), including all amendments and, to the extent applicable, (i) any related trust agreement or similar agreement, insurance policy or other funding instrument, (ii) the most recent determination or prototype opinion letter, and any pending request for such a determination, from the Internal Revenue Service (the “IRS”) relating to a Company Plan, (iii) any summary plan description and (iv) for the most recent year that a filing has been made (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any. Except as specifically provided in the foregoing documents, there are no material amendments to any Company Plans that have been adopted or approved, nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Plan.

(c)   Each Company Plan, including any associated trust or fund, has been established and administered in accordance with its terms and in material compliance with the applicable provisions of ERISA, the Code, and all other applicable laws, rules and regulations, all required contributions and premium payments with respect thereto have been timely made, and all contributions and premium payments with respect thereto not yet due have been properly accrued in accordance with GAAP.

(d)   None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, sponsored, contributed to or been obligated to contribute to any Title IV Plan, any Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA); and none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA. There is not now, and to the Knowledge of the Company there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Company Plan or the imposition of any pledge, lien, security interest or encumbrance on assets of the Company or any of its Subsidiaries or any of their respective ERISA Affiliates under ERISA or the Code, or similar Laws of foreign jurisdictions. The Company has not incurred any liability under Title IV of ERISA that has not been satisfied in full, and, to the Knowledge of the Company, no condition exists that presents a risk to the Company of incurring any such liability other than liability for premiums due the Pension Benefit Guaranty Corporation (the “PBGC”).

(e)   No Proceedings relating to any Company Plan (other than routine claims for benefits in the ordinary course) are pending or, to the Company’s Knowledge, threatened.

(f)    Each Company Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter to that effect from the IRS and, to the Knowledge of the Company, no circumstances exist which would materially and adversely affect such qualification or exemption.

(g)   The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon occurrence of any additional or subsequent events) (i) constitute an event under any Company Plan or any trust or loan related to any of those plans or agreements that will or may result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company or its Subsidiaries to amend or terminate any Company Plan.

(h)   Except as required under Code Section 4980B and Section 601 et seq. of ERISA, or similar provisions of applicable state Law, no Company Plan that is a welfare plan within the meaning of Section 3(1) of ERISA provides benefits or coverage following retirement or other termination of employment. There has been no communication to employees of the Company or any of its Subsidiaries that promises or guarantees such employees retiree health or life insurance benefits or other retiree death benefits on a permanent or extended basis.

(i)    Each Company Plan that is a nonqualified deferred compensation plan subject to Code Section 409A has been operated and administered in good faith compliance with such Section 409A from the period beginning January 1, 2005 through the date hereof.

(j)    Except as would not, individually or in the aggregate, be expected to result in any material liability to the Company or any of its Subsidiaries taken as a whole, no disallowance of a deduction under Section 162(m) of the Code for employee reimbursement or compensation of any amount paid or payable by the Company or any of its Subsidiaries has occurred within the last three fiscal years of the Company.

SECTION 3.11   Labor and Employment Matters.   Neither the Company nor any of its Subsidiaries has any labor contracts or collective bargaining agreements with any persons employed by the Company or any of its Subsidiaries or any persons otherwise performing services primarily for the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no unfair labor practice complaints pending against the Company or any Subsidiary of the Company before the National Labor Relations Board (the “NLRB”) or any other labor relations tribunal or authority, except for such complaints that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. There are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or its Subsidiaries, except for such labor disputes that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification. Neither the Company nor any of its Subsidiaries has experienced any material labor strike, dispute or stoppage or other material labor difficulty involving its employees since January 1, 2004, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the NLRB or any other labor relations tribunal or authority, except for such demands, proceedings or petitions that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. Each of the Company and its Subsidiaries is in compliance with all applicable laws and agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, except where any failure to comply would not, or would not reasonably be expected to, individually or in the aggregate have a Material Adverse Effect. Neither the Company nor its Subsidiaries are liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits (other than routine payments to be made in the ordinary course of business consistent with past practice), except where any failure to comply would not or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.12   Insurance.   All material insurance policies of the Company and its Subsidiaries are listed in Section 3.12 of the Company Disclosure Schedule. Except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect: (a) all insurance policies of the Company and its Subsidiaries (i) are in full force and effect, (ii) provide what the Company reasonably believes to be full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and (iii) provide for insurance in such amounts and against such risks as is sufficient to comply with applicable Law; (b) neither the Company nor its Subsidiaries is in breach or default, and neither the Company nor its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies; and (c) no notice in writing of cancellation or termination has been received with respect to any such policy except customary notices of cancellation in advance of scheduled expiration.

SECTION 3.13   Properties.   Except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company or its Subsidiaries: (i) has good title to all the tangible personal property reflected in the latest audited balance sheet included in the SEC Reports as being owned by the Company or its Subsidiaries or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except tangible personal property sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (A) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (B) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (C) other statutory liens securing payments not yet due including builder, mechanic, warehousemen, materialmen, contractor, landlord, workmen, repairmen, and carrier Liens, (D) purchase money Liens and Liens securing rental payments under capital lease arrangements, (E) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, and (F) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company; and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the SEC Reports or acquired after the date thereof that are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and which are set forth on Schedule 3.13 of the Company Disclosure Schedule and is in possession of the properties leased thereunder, and each such lease is valid without default thereunder by the Company or its Subsidiary, as applicable, or, to the Knowledge of the Company, by the lessor. The Company has made available to the Parent true, correct and complete copies of all leases and amendments thereto relating to real property leased to the Company or any of its Subsidiaries. There are no written or oral leases granting a third party the right of use or occupancy of any of the real property leased to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries owns any real property.

SECTION 3.14   Tax Matters.   (a) Except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) all Tax Returns required to be filed by or with respect to the Company and its Subsidiaries have been timely filed (except those under valid extension), and all such Tax Returns are true, correct and complete in all material respects, (ii) all Taxes of the Company and its Subsidiaries have been paid or have been adequately provided for on the most recent financial statements included in the SEC Reports, (iii) neither the Company nor its Subsidiaries has received written notice of any Proceeding against or audit of, or with respect to, any Taxes of the Company or its Subsidiaries that has not been finally resolved, and, to the Company’s Knowledge, no audit, examination or other Proceeding in respect of Taxes involving the Company or its Subsidiaries is being considered by any taxing authority, (iv) there are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of the assets of the Company or its Subsidiaries, (v) neither the Company nor its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code within the past two years or otherwise as part of a “plan (or series of related transactions)” (within the meaning of Section 355(e) of the Code) of which the Merger is also a part, (vi) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than among the Company and its Subsidiaries), (vii) neither the Company nor any of its Subsidiaries (A) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group consisting solely of the Company and its Subsidiaries) or (B) has any liability for the Taxes of any Person (other than a group of which the Company was the common parent) under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign Law) (viii) any withholding Taxes required to be withheld and paid by the Company or any of its Subsidiaries (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3042 of the Code and similar provisions under any Federal, state, local or foreign tax laws) have been timely withheld and paid over to the proper governmental authorities as required under applicable laws and (ix) neither the Company nor any of its Subsidiaries has been a party to a transaction that, as of the date of this Agreement, constitutes a “reportable transaction” for purposes of Section 6011 of the Code and applicable Treasury regulations thereunder (or a similar provision of state Law).

(b)   For purposes of this Agreement, “Taxes” shall mean any taxes of any kind, including those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, alternative minimum, assessment, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. For purposes of this Agreement, “Tax Return” shall mean any return, report, claim for refund, information return or statement filed or required to be filed with any governmental authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

SECTION 3.15   Information Supplied.   None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting or at the date of any amendment thereof or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Schedule 14D-9, the Information Statement and the Proxy Statement, at the date such Proxy Statement is first mailed to shareholders and at the time of the Shareholders Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective representatives which is contained or incorporated by reference in the Schedule 14D-9, the Information Statement or the Proxy Statement.

SECTION 3.16   Opinion of Financial Advisors.   Greenhill & Co., LLC (the “Financial Advisor”) has delivered to the Board of Directors of the Company its written opinion (or oral opinion to be confirmed in writing), dated as of the date hereof, that, as of such date, the Offer Price and the Merger Consideration to be received by holders of the Company Common Stock (for each share of Company Common Stock) pursuant to this Agreement are fair, from a financial point of view, to the holders of the Company Common Stock.

SECTION 3.17   Brokers.   No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or its Subsidiaries, or for which the Company or its Subsidiaries may be financially liable. The aggregate fee or commission payable to the Financial Advisor in connection with the transactions contemplated by this Agreement is set forth on Schedule 3.17 of the Disclosure Schedules

SECTION 3.18   Takeover Statutes.   Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.7, no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under U.S. state or federal laws applicable to the Company, including FBCA § 607.0901 (“affiliated transactions” statute) and § 607.0902 (“control-share acquisitions” statute) (collectively, the “Anti-Takeover Statute”), is applicable to the Offer, the Merger or the other transactions contemplated hereby or in the Shareholders Agreement or the Stock Purchase Agreement.

SECTION 3.19   Intellectual Property.   The Company and its Subsidiaries are the sole and exclusive (as to any third party) owners or assignees of the entire right, title and interest (including the right to sue for and damages resulting from past infringement) in and to the Intellectual Property set forth on Schedule 3.19(a), and are licensed perpetually and without royalty or other payment obligations to third parties to the Intellectual Property set forth on Schedule 3.19(b). The Company and its Subsidiaries own or have the rights to use, free and clear of any Liens, but subject to any existing licenses or other grants of rights to third parties (to the extent set forth in Section 3.19(a) or 3.19(b) of the Company Disclosure Schedule), all Intellectual Property as is necessary and sufficient (i) for their businesses as currently conducted and (ii) for the manufacture, use and sale of the products currently marketed and the products currently in development, by the Company and its Subsidiaries (collectively, the “Company Intellectual Property Rights “). Except as would not individually or in the aggregate, have a Material Adverse Effect, (a) there is no Proceeding pending, or to the Company’s Knowledge threatened, (i) alleging infringement, misappropriation, violation or dilution by the Company or its Subsidiaries of any Intellectual Property of a third party or challenging the validity, enforceability, ownership or use of any of the Intellectual Property set forth in Section 3.19(a) or 3.19(b) of the Company Disclosure Schedule or the Company Intellectual Property Rights therein and (ii) by the Company or its Subsidiaries alleging infringement or misappropriation of any Intellectual Property against a third party; (b) the manufacture, use and sale of its products does not infringe the Intellectual Property rights of any third party, and, to the Company’s Knowledge, the Company Intellectual Property Rights are not being infringed by any third party; (c) no Company Intellectual Property Right will terminate or cease to be a valid right of the Company or its Subsidiaries by reason of the execution and delivery of this Agreement by the Company, the performance of the Company of its obligations hereunder, or the consummation by the Company of the Merger; (d) the Company has not granted any license, sublicenses or any other rights in, to or under the Intellectual Property and (e) to the Company’s Knowledge, all necessary registration, maintenance, and renewal fees in connection with Company Intellectual Property (including any maintenance fees that are subject to a surcharge if paid during a grace period) have been paid and all necessary documents and certificates in connection therewith have been filed with the relevant patent, copyright, trademark, or other authority in the United States or in non-U.S. jurisdictions, as the case may be, for the purpose of maintaining the registrations or applications for registration. The Company has required all current and former employees of the Company, and consultants to the Company, in each case, (i) who were involved in the development of any Intellectual Property by, or on behalf of, the Company, to execute agreements that provide for the assignment to the Company of all inventions and developments relating to such Intellectual Property of the Company created by them in the course of their employment or consulting engagement with the Company to the Company, and (ii) who were in possession of any confidential information to execute written agreements prohibiting the disclosure of such confidential information of the Company. As used in this Agreement, “Intellectual Property “ means all patents, inventions, copyrights, software, trademarks, trade names, service marks, logos, designs, and other source identifiers, domain names, trade dress, trade secrets and all other intellectual property and intellectual property rights of any kind or nature. For purposes of this Section 3.19, the term “patents” means United States and non-U.S. patents (utility or design, as applicable), provisional patent applications, non-provisional patent applications, continuations, continuations-in-part, divisions, any such patents resulting from reissue, reexamination, renewal or extension (including any supplementary protection certificate) of any patent, patent disclosures, substitute applications, and any confirmation patent or registration patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing. For purposes of this Section 3.19, the terms “copyrights,” “trademarks,” “service marks,” “trade dress,” “logos,” “designs,” and “other source identifiers” means all registered and unregistered U.S. and non-U.S. copyrights, trademarks, service marks, trade dress, logos, designs, and other source identifiers, and all intellectual property rights associated with them, including all common law rights and applications for registration.

SECTION 3.20   Environmental Matters.   (a) Except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect: (i) the Company and its Subsidiaries comply with all applicable Environmental Laws, and possess and comply with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) there are no Materials of Environmental Concern at any property owned or operated currently or, to the Company’s Knowledge, in the past five years by the Company or its Subsidiaries, under circumstances that are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Law; (iii) neither the Company nor its Subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation, and Liability Act or similar state statute concerning, any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate Governmental Entity or otherwise; and (iv)

neither the Company nor its Subsidiaries has received any written claim, notice or complaint, or been subject to any Proceeding, relating to noncompliance with Environmental Laws or any other liabilities or obligations arising from Materials of Environmental Concern or pursuant to Environmental Laws, and to the Knowledge of the Company no such Proceeding is threatened.

(b)   Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.20 are the only representations and warranties in this Agreement with respect to Environmental Laws, Materials of Environmental Concern or any other environmental matter.

(c)   For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” shall mean all foreign, federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the ambient air, soil, surface water or groundwater, in effect as of the date of this Agreement.

“Environmental Permits” shall mean all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Materials of Environmental Concern” shall mean any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation, and Liability Act or the federal Resource Conservation and Recovery Act, as well as petroleum or any other fraction thereof.

SECTION 3.21   Contracts.   (a) Except for this Agreement and except for Contracts filed as exhibits to the SEC Reports, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by any Contract: (i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (ii) containing covenants binding upon the Company or its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Offer or the Merger, would materially restrict the ability of the Surviving Corporation or its Affiliates) to compete in any business or geographic area; (iii) involving the payment or receipt of royalties or other amounts of more than $5,000,000 in the aggregate calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product of the Company or its Subsidiaries; (iv) with any Affiliate; (v) that would prevent, materially delay or materially impede the Company’s ability to consummate the Offer or the Merger or the other transactions contemplated by this Agreement; or (vi) that was not negotiated and entered into an arm’s length basis. Each such Contract described in clauses (i) through (vi) as well as each Contract listed in Section 3.19(a) or 3.19(b) of the Company Disclosure Schedule is referred to herein as a “Material Contract”.

(b)   Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There is no default under any Material Contract by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, in each case except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.22   Affiliate Transactions.   No Affiliate of the Company or its Subsidiaries is, or is an Affiliate of a Person that is, a party to any Contract with or binding upon the Company or its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or its Subsidiaries or has engaged in any material transaction with any of the foregoing within the last twelve months preceding the date of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.1   Organization.   Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing or active status under the laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, except where any failure to be so organized, existing or in good standing or active status or to have such power or authority would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Each of the Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any failure to be so qualified or licensed or in good standing which would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Prior to the date hereof, Parent has provided to the Company the name of the “ultimate parent entity” for purposes of obtaining the approvals of the Governmental Entities contemplated by this Agreement. “Parent Material Adverse Effect” means any change, effect, event or occurrence that would reasonably be expected to (i) prevent or materially delay Parent from performing its obligations under this Agreement in any material respect or (ii) materially delay consummating the transactions contemplated hereby.

SECTION 4.2   Authority.   Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Parent as sole shareholder of Merger Sub has approved this Agreement. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Florida Department of State, Division of Corporations of the State of Florida of the Articles of Merger as required by the FBCA). Neither the approval or adoption of this Agreement nor the consummation of the Offer, the Merger or the other transactions contemplated hereby requires any approval of the shareholders of Parent. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

SECTION 4.3   No Conflict; Required Filings and Consents.   (a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, do not and will not (i) conflict with or violate the respective certificates or articles of incorporation or bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) (A) require notice pursuant to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), (B) result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or

(C) result in the creation of any Lien on any of the properties or assets of Parent or Merger Sub under, any Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such notice, conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not, or would not reasonably be expected to individually or in the aggregate, have a Parent Material Adverse Effect.

(b)   The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any notice, consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, including the filing of the Offer Documents and such reports under Sections 13 and 16 of the Exchange Act as may be required in connection with the transactions contemplated hereby, (ii) the applicable requirements, if any, under state securities, takeover and “blue sky” laws, (iii) the applicable requirements of the HSR Act, (iv) the applicable requirements of Foreign Antitrust and Investment Laws, (v) the applicable requirements of Nasdaq and the NYSE, (vi) the filing with the Florida Department of State, Division of Corporations of the Articles of Merger as required by the FBCA, (vii) any notices required under the FDA Act or similar laws of jurisdictions other than the United States, and (viii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not individually or in the aggregate, have or reasonably be expected to have, a Parent Material Adverse Effect.

SECTION 4.4   Information Supplied.   None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting or at the date of any amendment thereof or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Offer Documents, will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained or incorporated by reference in the Offer Documents and the Proxy Statement.

SECTION 4.5   Brokers.   No broker, finder or investment banker (other than Banc of America Securities LLC, whose fees shall be paid by Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.

SECTION 4.6   Operations of Merger Sub.   Merger Sub is a direct, wholly owned subsidiary of Parent that has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

SECTION 4.7   Ownership of Shares.   Neither Parent nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire any Shares except pursuant to this Agreement, the Stock Purchase Agreement and the Shareholder’s Agreement.

SECTION 4.8   Absence of Litigation.   There are no suits, claims, actions, proceedings, arbitrations, mediations or, to the knowledge of Parent, governmental investigations (“Parent Proceedings”) pending or, to the knowledge of Parent, threatened against Parent or its Subsidiaries, other than any Parent Proceeding that would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.9   Available Funds.   Parent has sufficient funds to (i) consummate the Offer, (ii) pay the aggregate Merger Consideration and (iii) pay any and all fees and expenses in connection with the Offer and the Merger or the financing thereof.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.1   Conduct of Business of the Company Pending the Merger.   The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except as contemplated by this Agreement, as set forth in the Company Disclosure Schedule or as required by Law, or unless Parent shall otherwise consent in writing, the business of the Company and its Subsidiaries shall be conducted in its ordinary course of business and the Company shall use its reasonable best efforts to preserve intact its business organization, and to preserve its present relationships with customers, suppliers, employees, licensees, licensors, partners and other Persons with which it has significant business relations. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise contemplated by this Agreement, as set forth in the Company Disclosure Schedule or as required by Law, neither the Company nor any of its Subsidiaries shall without the prior written consent of Parent (which consent shall (x) be in the sole discretion of Parent with respect to those actions prohibited by subsections (a), (b), (c), (d), (j), (q) and (s) with respect to actions pertaining to the foregoing subsections and (y) not be unreasonably withheld or delayed with respect to those actions prohibited by the remaining subsections with respect to actions pertaining thereto):

(a)   amend or otherwise change its Articles of Incorporation or Bylaws or any similar governing instruments;

(b)   issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, voting securities, or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, voting securities, or other equity interests (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its Subsidiaries (except for the issuance of Shares upon the exercise of Options, in connection with other stock-based awards outstanding as of the date hereof or pursuant to the ESPP or the Company’s 401(k) Plan or in connection with the exercise of warrants granted under the Revolving Credit and Loan Agreement or the PharmaBio Warrant and except for the grant of Options and Restricted Company Common Stock as permitted pursuant to Section 5.1(j);

(c)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock other than dividends or distributions by a direct or indirect wholly owned Subsidiary to its parent;

(d)   adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company or any Subsidiary that is not wholly owned (other than in connection with the forfeiture or exercise of equity-based awards, Options or Restricted Company Common Stock in accordance with existing agreements or terms (or awards, Options or Restricted Company Common Stock that is granted after the date hereof in compliance with Sections 5.1(b) and 5.1(j), or adjust, recapitalize, reclassify, combine, split or subdivide any capital stock or other ownership interests of the Company or any of its Subsidiaries;

(e)   (i) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division (whether by acquisition of assets or otherwise), in each case, with a value in excess of $1,000,000 individually or $5,000,000 in the aggregate, (ii) enter into any new line of business, (iii) make any capital contribution or investment in any Company Joint Venture except as required pursuant to terms in effect as of the date of this Agreement or (iii) create any Subsidiaries;

(f)    directly or indirectly sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any of its assets or properties (including any corporation, partnership or other business organization or division thereof or any assets thereof), with a value in excess of $1,000,000 other than sales or dispositions of inventory in the ordinary course of business consistent with past practice;

(g)   (A) enter into or renew or amend (i) any contract or arrangement with revenues or payments in excess of $1,000,000 other than in the ordinary course of business consistent with past practice, unless such contract or arrangement is terminable without penalty upon the Company or its Subsidiaries giving no more than 90 days’ notice or (ii) any joint venture, partnership or other similar arrangement or (B) engage in any transaction or series of transactions with any Affiliate;

(h)   authorize any new capital expenditures, other than expenditures in amounts not more than $7,500,000 in the aggregate;

(i)    incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances to any other Person (other than a Subsidiary of the Company) in an amount exceeding $2,000,000 in the aggregate;

(j)    except to the extent required under any Company Plan that is in effect as of the date hereof or as required by applicable Law, (i) increase the compensation or benefits of any of its directors or officers (including the payment of bonuses (other than the payment of bonuses and commissions for 2006 prior to the consummation of the Offer, whether in Options or Restricted Company Common Stock granted under a Company Plan in effect on the date hereof or in cash, which bonuses and commissions shall be consistent with past practice in terms of amounts and, in no event, with an aggregate cash value in excess of the amount set forth on Schedule 5.1(j) of the Company Disclosure Schedule) and the granting of stock options, stock appreciation rights, restricted shares, restricted share units or performance units or shares), other than annual adjustments in 2007 to compensation and benefits in the ordinary course of business consistent with past practice; (ii) grant or pay any severance or termination pay not provided for under any plan, policy, guideline or agreement in effect on or prior to the date hereof; (iii) enter into, amend or modify the terms of any employment, consulting, change of control, indemnification, termination or severance agreement or arrangement with any of its present or former directors or officers, or establish, adopt, enter into or materially amend or terminate any Company Plan or collective bargaining agreement; or (iv) accelerate the vesting or time of payment of any compensation or benefits of any director, officer, employee or consultant or fund or make any contribution to any Company Plan or trust not required to be funded;

(k)   make any material change in any financial or regulatory accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(l)    (i) make, change or revoke any material Tax election or, except as required by applicable Law, change any method of Tax accounting, (ii) enter into any settlement or compromise of any material Tax liability, (iii) file any amended Tax Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax, (vi) claim or surrender any right to claim a material Tax refund or (vii) become a party to a transaction that constitutes a “reportable transaction” for purposes of Section 6011 of the Code and applicable Treasury regulations thereunder (or a similar provision of state Law);

(m)  agree to or otherwise settle, compromise or otherwise resolve in whole or in part any litigation, actions, suits, actual, potential or threatened claims, investigations or proceedings, whether pending on the date hereof or hereafter made or brought, which settlement or compromise would, in any single case, result in (i) damages, fines or other penalties payable to or by the Company or its Subsidiaries in excess of $1,000,000 or (ii) non-monetary relief, including debarment, corporate integrity agreements, any other undertaking of any kind, deferred prosecution agreements, consent decrees, plea agreements or mandatory or permissive exclusion;

(n)   abandon, sell, license (except in the ordinary course of business consistent with past practice), assign or grant any Lien in or to any material item of Company Intellectual Property Rights or any other material assets;

(o)   enter into, modify, amend, extend or terminate, or waive, release or assign any material rights or claims with respect to any Material Contract or any Contract that would have been deemed to be a Material Contract if entered into prior to the date hereof;

(p)   enter into or amend any confidentiality agreements or arrangements, other than in the ordinary course of business consistent with past practice (other than as permitted by Section 6.4(a));

(q)   waive or fail to enforce any provisions under any confidentiality agreement, standstill agreement or similar arrangements, other than (x) in the ordinary course of business consistent with past practice, and (y) in accordance with a good faith determination of the Board of Directors of the Company, after consultation with its outside counsel, that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to the Company’s shareholders, provided, in the case of this clause (y), that prior to waiving or failing to enforce any such provision, the Company shall provide Parent with no less than two Business Days (or, if shorter, such number of Business Days remaining prior to the Expiration Date) notice of such action, which notice shall include the identity of the Person requesting such waiver and any material terms of such request;

(r)    take any action that would make the timely satisfaction of condition (c) set forth in Exhibit A impossible or unlikely; and

(s)    resolve or agree to take any of the actions described in Sections 5.1(a) through 5.1(r).

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1   Shareholders Meeting.   (a) If the approval of this Agreement by the Company’s shareholders is required by Law, then the Company shall, at Parent’s request, as soon as practicable following the expiration of the Offer, acting through its Board of Directors, (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement (the “Shareholders Meeting”) and (ii) except to the extent that the Company’s Board of Directors has effected an Adverse Recommendation Change in accordance with the terms of Section 6.4(b), include in the Proxy Statement the Merger Recommendation. Notwithstanding the foregoing, if Merger Sub or any other subsidiary of Parent shall acquire at least 80% of the outstanding shares of each series of capital stock of the Company, the parties shall, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a shareholders meeting in accordance with Section 607.1104 of the FBCA.

(b)   Parent shall cause all Shares purchased pursuant to the Offer and all other Shares owned by Parent, Merger Sub or any other subsidiary of Parent to be voted in favor of the approval of this Agreement.

SECTION 6.2   Proxy Statement.   If (a) the approval of this Agreement by the Company’s shareholders is required by Law, then the Company shall, at Parent’s request, as soon as practicable following the expiration of the Offer, or (b) the Publication Date does not occur on or prior to November 17, 2006, then the Company shall promptly thereafter, prepare and file with the SEC the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting and other solicitation materials of Parent and the Company constituting a part thereof and related documents. Parent, Merger Sub and the Company will cooperate and consult with each other and their respective counsel in the preparation of the Proxy Statement and the related materials. Without limiting the generality of the foregoing, Parent will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall not file the preliminary Proxy Statement or any related materials, or any amendment or supplement thereto, without (i) providing the Parent a reasonable opportunity to review and comment thereon and (ii) including therein any comments reasonably proposed by Parent. Each party shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the preliminary Proxy Statement as promptly as practicable after receipt thereof and to cause the Proxy Statement in definitive form to be cleared by the SEC and mailed to the Company’s shareholders as promptly as reasonably practicable following filing with the SEC. Each party agrees to consult with the other party prior to responding to SEC comments with respect to the preliminary Proxy Statement. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. Each party shall as soon as reasonably practicable (i) notify the other parties of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information and (ii) provide each other party with copies of all correspondence between a party and its employees and other authorized representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.

SECTION 6.3   Access to Information; Confidentiality.   (a) From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries, officers, directors, employees and representatives to, afford the officers, employees and representatives of Parent reasonable access, consistent with applicable Law, at all reasonable times to its officers, directors, employees, representatives, properties, offices, plants and other facilities and to all books and records of the Company and its Subsidiaries, and shall furnish Parent with all financial, operating and other data and information as Parent, through its officers, employees or representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing, any such investigation or consultation shall not include any intrusive testing or environmental sampling of any kind and shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Neither the Company nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its clients, jeopardize the attorney-client privilege of the Company or its Subsidiaries or contravene any Law or binding agreement entered into prior to the date of this Agreement. No investigation pursuant to this Section 6.3 or otherwise shall affect any representation or warranty in this Agreement or any condition to the obligations of the parties hereto.

(b)   Each of Parent and Merger Sub will hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated September 26, 2006, between the Company and Parent (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

SECTION 6.4   Acquisition Proposals.   (a) The Company agrees that (i) it and its officers and directors shall not, (ii) it shall cause its Subsidiaries and its Subsidiaries’ officers and directors not to, and (iii) it shall cause its and its Subsidiaries’ agents and representatives not to, in each case (A) directly or indirectly, initiate, solicit or knowingly, encourage or facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to the direct or indirect acquisition, including by way of a tender offer, exchange offer, merger, consolidation or other business combination, of (x) an equity interest representing a 15% or greater economic or voting interest in the Company, (y) the assets, securities or other ownership interests of or in the Company or its Subsidiaries representing 15% or more of the consolidated assets of the Company and its Subsidiaries or (z) any other transaction the consummation of which would reasonably be expected to prevent or materially delay the Company from performing its obligations under this Agreement in any material respect or materially delay consummating the transactions contemplated hereby, other than, in the case of clauses (x), (y) and (z), the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an (“Acquisition Proposal”), (B) directly or indirectly, engage in any discussions or negotiations concerning, provide access to its properties or furnish or provide access to its, books and records or any confidential information or data to, any Person relating to, an Acquisition Proposal or (C) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing; provided, however, that if the Board of Directors of the Company, in good faith, and after consultation with outside counsel and financial advisors, determines that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to the Company’s shareholders under applicable Law, then at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Company and its representatives may, in response to a written Acquisition Proposal that the Board of Directors of the Company determines, in good faith, after consultation with outside counsel and financial advisors, constitutes, or would reasonably be expected to lead to, a Superior Proposal, and which Acquisition Proposal did not result from a breach of this Section 6.4(a), (1) provide access or furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement that is no less restrictive than the Confidentiality Agreement (including in respect of standstill provisions) and (2) engage in discussions or negotiations with the Person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal; provided further, however, that, subject to the right of the Company to withhold information where such disclosure would contravene any Law, the Company shall promptly provide to Parent any non-public information that is provided to the Person making such Acquisition Proposal or its representatives which was not previously provided to Parent or Merger Sub. The Company and its Subsidiaries will, and will cause their respective agents and representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will require that any such Person shall promptly return or destroy any confidential information of the Company or its Subsidiaries in its possession. The Company shall also promptly (within 24 hours and, in any event, prior to taking any action contemplated by clause (1) or (2) of this Section 6.4(a)) notify Parent of the receipt of any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to an Acquisition Proposal after the date hereof, which notice shall include the identity of the Person making such Acquisition Proposal or other inquiry, proposal or offer and the material terms and conditions thereof, and will keep Parent promptly and reasonably apprised of any related material developments, discussions and negotiations related thereto.

For purposes of this Agreement, the term “Superior Proposal” means any written offer that did not result from a breach of this Section 6.4(a) made by a third party that the Board of Directors of the Company reasonably determines to be bona fide for a transaction that if consummated, would result in such third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 60% of the voting power of the Company Common Stock (or, in the case of a direct merger, the common stock of the resulting company) or all or substantially all the consolidated assets of the Company and its subsidiaries for consideration consisting of cash and/or securities payable to holders of shares of Company Common Stock that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors, to be more favorable to holders of Company Common Stock than the Merger, taking into account all financial, regulatory, legal and other aspects of such offer and transaction (including the likelihood of prompt completion) and any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal or otherwise.

(b)   The Board of Directors of the Company shall not (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw or modify in a manner adverse to Parent or Merger Sub, the Offer Recommendation or the Merger Recommendation or resolve, agree or propose publicly to take any such action (any such action or any such resolution or agreement to take such action being referred to herein as an “Adverse Recommendation Change”), unless at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith and after consultation with its outside counsel, that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to the Company’s shareholders; provided that the Company shall provide Parent with no less than two Business Days (or, if shorter, such number of Business Days remaining prior to the Expiration Date) notice of any expected Adverse Recommendation Change prior to any such change, (ii) recommend, adopt, or approve any Acquisition Proposal or propose publicly to recommend, adopt or approve any Acquisition Proposal or resolve or agree to take any such action or (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 6.4(a)) or resolve, agree or publicly propose to take any such action.

(c)   Nothing contained in this Section 6.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the Company’s shareholders if, in the good faith judgment of the Board of Directors of the Company, after receipt of advice from its outside counsel, failure so to disclose would be inconsistent with its fiduciary duties or applicable Law, provided that this Section 6.4(c) will not affect the obligations of the Company and its Board of Directors under Sections 6.4(a) and 6.4(b); provided, further, that (x) any such disclosure made pursuant to this Section 6.4(c) (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall not be deemed to be an Adverse Recommendation Change so long as the Board of Directors of the Company expressly reaffirms in such disclosure its Offer Recommendation and its Merger Recommendation and (y) the Company shall provide Parent with no less than one Business Day (or, if shorter, such number of hours remaining prior to the Expiration Date) notice of such disclosure prior to any such disclosure.

SECTION 6.5   Employment and Employee Benefits Matters.   (a)  Parent shall cause the Surviving Corporation and its Subsidiaries, for the period commencing at the Effective Time and ending on the date that is 12 months after the Effective Time, to maintain for and provide to any Company Employee the compensation and employee benefits maintained and provided to the Company Employees immediately prior to the date of this Agreement (subject to modifications and increases permitted by Section 5.1) and at levels in the aggregate that are no less valuable than those maintained for and provided immediately prior to the date of this Agreement (subject to modifications and increases permitted by Section 5.1); provided that incentive compensation will be discretionary or based on performance.

(b)   As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees who are employed by Parent or its Subsidiaries immediately following the Effective Time full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans or to the extent this credit would result in a duplication of benefits for the same period of service and not where past service credit was not provided for other new participants in such Parent Plans), under any employee benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees’ pre-Effective Time service with the Company, its Subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent or its Subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations to the same extent waived by the Company and its Subsidiaries under the comparable Company Plans and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations with respect to the plan year in which the Effective Time occurs, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees, in each case under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

(c)   Parent acknowledges and agrees that the consummation of the Merger shall constitute a “Change in Control” for purposes of each Company Plan listed in Section 6.5(c) of the Company Disclosure Schedule. From and after the Effective Time, Parent will honor, and will cause its Subsidiaries to honor, in accordance with its terms, each Company Plan listed in Section 3.10(a) of the Company Disclosure Schedule; provided, however, that nothing herein shall prevent the amendment, suspension or termination of any Company Plan pursuant to its terms or interfere with the Parent’s or Surviving Corporation’s right or obligation to make such changes as are necessary to conform with applicable Law.

(d)   Parent shall provide to Company Employees the severance benefits set forth in Section 6.5(d) of the Company Disclosure Schedule on the terms and conditions set forth therein, except with respect to any Person that is a party to a Change in Control Severance Agreement. Nothing contained herein shall prevent Parent from terminating the employment of any Company Employee.

SECTION 6.6   Directors’ and Officers’ Indemnification and Insurance.   (a)  Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present (as of the Effective Time) and former officer and director of the Company and its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Company’s Articles of Incorporation or Bylaws as at the date hereof. In the event of any such Proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the Proceeding from Parent or the Surviving Corporation within ten Business Days of receipt by Parent or the Surviving Corporation from the Indemnified Party of a request therefor to the extent as would be required under the Company’s Articles of Incorporation or Bylaws as at the date hereof and is permitted by the FBCA; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification; provided further that neither Parent nor the Surviving Corporation shall be required to indemnify or advance expenses to any Indemnified Party in connection with a Proceeding (or part thereof) initiated by such Indemnified Party unless such Proceeding (or part thereof) was or is authorized by the Board of Directors of Parent or the Surviving Corporation.

(b)   Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective articles of incorporation or bylaws (or comparable organizational documents) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(c)   Parent shall, or shall cause the Surviving Corporation to, obtain a six year “tail” insurance policy that provides coverage on terms no less favorable than the coverage provided under the Company’s directors and officers insurance policy in effect on the date of this Agreement for the Persons who are covered by such policy on the date of this Agreement for events occurring prior to the Effective Time; provided, however, neither Parent nor the Surviving Corporation shall be required to pay more than $5,000,000 to purchase such policy; and provided further, however, as an alternative, Parent and/or the Surviving Corporation shall have opportunity to purchase a substitute policy which (i) has an effective term of six years from the Effective Time, (ii) covers those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms and conditions that are no less favorable to the insured than those of the Company’s directors’ and officers’ insurance policy in effect as of the date hereof.

(d)   This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(e)   In the event that the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 6.6.

(f)    Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 6.6.

SECTION 6.7   Further Action; Efforts.   (a)  Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer, the Merger, the Investments Stock Purchase and the other transactions contemplated by this Agreement as promptly as practicable and no party hereto shall take or cause to be taken any action which would reasonably be expected to prevent, impede or delay the consummation of the Offer, the Merger or the Investments Stock Purchase. In furtherance and not in limitation of the foregoing, each party hereto agrees to make appropriate filings under any Antitrust Law, including an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act.

(b)   Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.7(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed, including by providing the other party with a copy, of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review in advance any communication planned to be given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other U.S. or foreign Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other party or its representatives the opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.7(b) as “Antitrust Counsel Only Material.”  Such materials and the information contained therein shall be given only to the outside counsel regarding Antitrust Law of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent as the case may be) or its legal counsel. Each of the Company and Parent shall cause their respective outside counsel regarding Antitrust Law to comply with this Section 6.7(b). Notwithstanding anything to the contrary in this Section 6.7(b), materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and privileged communications. For purposes of this Agreement, “Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust and Investment Laws, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c)   In furtherance and not in limitation of the covenants of the parties contained in Sections 6.7(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other U.S. or foreign Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement.

(d)   Subject to the limitations set forth in Section 6.7(c), in the event that any administrative or judicial investigation, suit, action or other proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Offer, the Merger, the Investments Stock Purchase or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, or that otherwise would reasonably be expected to prevent, impede or delay the Offer, the Merger, the Investments Stock Purchase or any such transaction or the satisfaction of any condition set forth in Exhibit A or Article VII, each of Parent, Merger Sub and the Company shall cooperate in good faith with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

SECTION 6.8   Public Announcements.   Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable Governmental Entity to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

SECTION 6.9   Notification.   From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to and in accordance with Section 8.1, the Company and Parent shall promptly notify each other orally and in writing of the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would make the timely satisfaction of any of the conditions set forth in Exhibit A, Sections 7.1 and 7.2 impossible or unlikely. This Section 6.9 shall not constitute an obligation, covenant or agreement for purposes of Section 8.1(d) or 8.1(e).

SECTION 6.10   Directors.   (a)  Promptly upon the acceptance for payment of, and payment by Parent or Merger Sub for, any Shares pursuant to the Offer, Parent or Merger Sub shall be entitled to designate such number of members of the Board of Directors of the Company as will give Merger Sub, subject to compliance with Section 14(f) of the Exchange Act, representation equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) such number of Shares so accepted for payment and paid for pursuant to the Offer plus the number of Shares otherwise owned by Parent, Merger Sub or any other subsidiary of Parent bears to (B) the number of Shares outstanding, and the Company shall, at such time, cause such designees to be so elected; provided, however, that in the event that such designees are appointed or elected to the Board of Directors of the Company, until the Effective Time such Board of Directors shall have at least three directors who are directors on the date of this Agreement and who will be independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”); and provided further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who will be independent for purposes of Rule 10A-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of this Agreement. Subject to applicable Law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of the Schedule 14D-9 (provided that Parent or Merger Sub shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to such designees). In connection with the foregoing, the Company shall promptly, at the option of Parent, either increase the size of the Company Board or obtain the resignation of such number of its current directors as is necessary to enable such designees to be elected or appointed to the Board of Directors of the Company as provided above.

(b)   Following the election or appointment of Parent’s or Merger Sub’s designees pursuant to Section 6.10(a) and prior to the Effective Time, any amendment or termination of this Agreement approved by the Company, extension for the performance or waiver of the obligations of Parent or Merger Sub or waiver of the Company’s rights hereunder shall require the concurrence of a majority of the Independent Directors.

SECTION 6.11   Transfer Taxes.   All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer

Taxes”) incurred in connection with the Merger shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.12   Anti-Takeover Statute.   If any Anti-Takeover Statute is or may become applicable to this Agreement (including the Offer, the Merger and the other transactions contemplated hereby), the Shareholders Agreement or the Stock Purchase Agreement, each of Parent, the Company and Merger Sub and their respective Board of Directors shall grant all such approvals and take all such actions as are necessary so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

SECTION 6.13   Rule 14d-10(c) Matters.   Prior to the Expiration Date, the Company (acting through its Board of Directors and its Compensation Committee) will take all such steps as may be required to cause to be exempt under amended Rule 14d-10(c) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into by the Company, Parent or any of their respective Affiliates with current or future directors, officers or employees of the Company and its Affiliates and to insure that any such arrangements fall within the safe harbor provisions of such rule.

SECTION 6.14   NDA No. 20-381.   On November 6, 2006, the Company shall inform the FDA of the fact that the Company will make a submission (the “Submission”) to the FDA as part of NDA No. 20-381 of a study report (together with all supporting data and case report forms) of the comparative bioequivalence study conducted with respect to reformulated 1000mg extended release Niaspan tablets versus the 1000mg Niaspan tablets that are, as of the date of this Agreement, commercialized. As promptly as practicable after the date hereof, the Company shall make the Submission to the FDA. Notwithstanding any provision in this Agreement to the contrary, the Submission shall not result in any breach of any representation, warranty, covenant or agreement, or otherwise in the failure of any condition to the Offer or the Merger to be satisfied.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.1   Conditions to Obligation of Each Party to Effect the Merger.   The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)   if required by Law, this Agreement shall have been approved by the shareholders of the Company by the Company Requisite Vote;

(b)   no Law (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced, nor any injunction shall have been issued and be in effect, by any United States or state court or United States Governmental Entity which prohibits, restrains or enjoins the consummation of the Merger; provided, however, that prior to invoking this condition each party agrees to comply with Section 6.7; and

(c)   all statutory waiting periods (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

SECTION 7.2   Conditions to Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to effect the Merger shall be subject to the condition that Parent or Merger Sub shall have accepted Shares for payment pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1   Termination.   This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval by the shareholders of the Company:

(a)   by mutual written consent of Parent, Merger Sub and the Company;

(b)   by Parent or the Company if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

(c)   by either Parent or the Company if the Effective Time shall not have occurred on or before the date which is nine months from the date hereof (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if any action of such party (or, in the case of Parent, Merger Sub) or the failure of such party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement; and provided further that this Agreement may not be terminated pursuant to this clause (c) after Parent or Merger Sub accepts Shares for payment pursuant to the Offer;

(d)   by the Company if Parent or Merger Sub shall have breached or failed to perform any representation, warranty, covenant or agreement contained in this Agreement (without giving effect to any limitation on any representation or warranty indicated by the words “Parent Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”), and (i) such breach has not been cured prior to the earlier of (A) 30 days following notice of such breach to Parent and (B) the Termination Date and (ii) such breach has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; provided further that this Agreement may not be terminated pursuant to this Section 8.1(d) after Parent or Merger Sub accepts Shares for payment pursuant to the Offer;

(e)   by Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in clause (c) or (d) of Exhibit A would not be satisfied and, in either such case, such breach shall not have been cured prior to the earlier of (A) 30 days following notice of such breach to the Company and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; provided that this Agreement may not be terminated pursuant to this Section 8.1(e) after Parent or Merger Sub accepts Shares for payment pursuant to the Offer;

(f)    by Parent in the event that an Adverse Recommendation Change has occurred;

(g)   by Parent in the event that a willful and material breach of Section 6.4 has occurred; or

(h)   by Parent or the Company after the twentieth Business Day following an Adverse Recommendation Change if (x) the Majority Tender Condition has not then been satisfied and (y) Parent has not increased the Offer Price in an amount sufficient to permit the Board of Directors of the Company to reinstate the Offer Recommendation and the Merger Recommendation in accordance with its fiduciary duties.

SECTION 8.2   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, except with respect to Sections 3.17, 4.5, 6.3(b), 6.8, this Section 8.2, Section 8.3 and Article IX, which shall survive such termination; provided, however, that nothing herein shall relieve any party from liability for any willful and material breach hereof, which, in the case of Parent, shall include liability to the Company for lost shareholder premium.

SECTION 8.3   Fees and Expenses.   (a) Except as otherwise specifically provided herein, each party shall bear its own fees and expenses in connection with this Agreement and the transactions contemplated hereby.

(b)   In the event that this Agreement is terminated by Parent pursuant to 8.1(f) then the Company shall pay Parent a fee equal to the Termination Expenses plus the Termination Fee, by wire transfer of same day funds to an account designated by Parent.

(c)   If the Board of Directors of the Company effects an Adverse Recommendation Change and this Agreement is subsequently terminated pursuant to Section 8.1(h), then the Company will pay Parent the Termination Expenses plus $126,000,000 (the “Termination Fee”), in each case by wire transfer of same day funds to an account designated by Parent.

(d)   If this Agreement is terminated pursuant to Section 8.1(e) as a result of a breach following an Adverse Recommendation Change or receipt or public disclosure of a bona fide Acquisition Proposal after the date hereof, then the Company will pay Parent an amount equal to the Termination Expenses, and, further, if within twelve months after the termination date, the Company or any of its Affiliates enters into a definitive agreement for or consummates an Acquisition Proposal or Superior Proposal, then the Company will also pay Parent the Termination Fee, in each case by wire transfer of same day funds to an account designated by Parent; provided that the Company shall not be required to pay the Termination Fee to the Parent in the event that the consideration payable per share of Company Common Stock pursuant to such Acquisition Proposal or Superior Proposal is less than the Offer Price.

(e)   If this Agreement is terminated pursuant to Section 8.1(g) then the Company will pay Parent an amount equal to the Termination Expenses, and, further, if within twelve months after the termination date, the Company or any of its Affiliates enters into a definitive agreement for or consummates an Acquisition Proposal or Superior Proposal, then the Company will also pay Parent the Termination Fee, in each case by wire transfer of same day funds to an account designated by Parent.

(f)    The Termination Expenses and Termination Fee will be paid to Parent by the Company within two Business Days after the date of the event giving rise to the obligation to make such payment. The Company acknowledges that the agreement contained in this Section 8.3 is an integral part of the transactions contemplated by this Agreement, and that, without this agreement, Parent would not enter into this Agreement. The Company shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by Parent in successfully enforcing the Company’s obligations under this Section 8.3. For purposes of this Agreement, “Termination Expenses” means an amount, not to exceed $10,000,000, equal to the reasonable out-of-pocket costs and expenses of Parent and Merger Sub and their respective Affiliates incurred in connection with this Agreement and the transactions contemplated hereby (including the fees and expenses of the financial advisor, counsel and accountants incurred in connection with this Agreement and the transactions contemplated hereby).

(g)   Solely for purposes of this Section 8.3 references to 15% in the definition of Acquisition Proposal shall be deemed replaced by references to 50%.

(h)   For the purposes of the proviso set forth in Section 8.3(d): (i) the consideration payable per share of Company Common Stock shall include (x) any non-cash consideration (including any residual interest in the Company retained by shareholders immediately following such transaction whether represented by such Share or other securities of the Company to the extent that the Company has engaged in a spin-off, recapitalization or similar transaction) which shall be valued at its fair market value as of the date of consummation, (y) all deferred payments or consideration which shall be discounted at a market rate to reflect the net present value and (z) all contingent payments which will be assumed to have been paid, in each case, as of the date of consummation; (ii) the fair market value of any non-cash consideration consisting of (A) securities listed on a national securities exchange or traded on the Nasdaq shall be equal to the average of the closing prices per share of such security as reported on such exchange or Nasdaq for each of the five trading days prior to the date of determination; and (B) property other than cash or securities of the type described in subclause (A) shall be the amount that a reasonable, willing buyer would pay to a reasonable, willing seller, taking into account the nature and terms of such property (in the event of a dispute as to the fair market value of such property, such disputed amounts shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by Parent and the Company within five Business Days of the event requiring such selection; the determination made by such investment banking firm shall be final and binding on the parties and Parent and the Company shall each pay one-half of the expenses in connection with such determination); and (iii) in the event that the Company shall declare and pay a stock or extraordinary dividend or other distribution, or effect a stock split, reverse stock split, reclassification, reorganization, recapitalization, combination or other like change with respect to shares of Company Common Stock, the calculation of the consideration shall be adjusted to reflect fully such dividend, distribution, stock split, reverse stock split, reclassification, reorganization, recapitalization, combination or other like change and the value of any such dividend, distribution, stock split, reclassification, reorganization, recapitalization, combination (including any residual interest in the Company whether represented by Company Common Stock or other securities of the Company to the extent that the Company has engaged in a spin-off, recapitalization or similar transaction).

SECTION 8.4.   Amendment.   This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of the Company; provided, however, that, after approval of this Agreement by the shareholders of the Company, no amendment may be made which by Law requires the further approval of the shareholders of the Company without such further approval. In the event the Publication Date has not occurred on or prior to November 17, 2006, the parties shall execute an appropriate amendment to this Agreement to reflect that Parent shall acquire all the Company Common Stock pursuant to the Merger and that the Offer shall not be commenced. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 8.5   Waiver.   At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein; provided, however, that, after adoption of this Agreement by the shareholders of the Company, no extension or waiver may be made which by Law requires the further approval of the shareholders of the Company without such further approval. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1   Non-Survival of Representations, Warranties, Covenants and Agreements.   None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this Article IX.

SECTION 9.2   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)   if to Parent or Merger Sub:

Abbott Laboratories
200 Abbott Park Road
Abbott Park, Illinois 60064
Attention: President, Pharmaceutical Products Division
Facsimile: 847-937-6683

with additional copies (which shall not constitute notice) to:

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064
Attention: Senior Vice President, General Counsel and Secretary
Facsimile: 847-938-6277

Covington & Burling LLP
1330 Avenue of the Americas
New York, NY 10019
Attention: Scott F. Smith
Facsimile: 646-441-9056

(b)   if to the Company:

Kos Pharmaceuticals, Inc.
1 Cedar Brook Drive
Cranbury, NJ 08512
Attention: Andrew I. Koven
                  Executive Vice President, General Counsel and
                  Corporate Secretary
Facsimile: 609-495-0907

with additional copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention: Sarkis Jebejian
Facsimile: 212-474-3700

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007
Attention: Steven Sonberg
Facsimile: 212-385-9010

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attention: Thomas D. Balliett
Facsimile: 212-715-8000

SECTION 9.3   Certain Definitions.   For purposes of this Agreement, the term:

(a)   “Affiliate” means any executive officer or director of any Person or any Person owning 5% or more of any class of voting securities of any other Person or any other “affiliate” as defined in Rule 12b-2 under the Exchange Act or any immediate family member of any of the foregoing. For purposes of this Agreement, Arisaph Pharmaceuticals, Inc. shall not be deemed an Affiliate of the Company.

(b)   “beneficial owner” with respect to any Shares has the meaning ascribed to such term under Rule 13d-3 under the Exchange Act and includes any Person who shall be deemed to be the beneficial owner of such Shares (i) which such Person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such Person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants, options or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other Persons with whom such Person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares (and the term “beneficially owned” or “owns beneficially” shall have a corresponding meaning).

(c)   “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in New York, New York.

(d)   “control” (including the terms “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

(e)   “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

(f)   “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(g)   “GAAP” means the generally accepted accounting principles in the United States, set forth in the Financial Accounting Standards Board (FASB) Statements of Financial Accounting Standards and Interpretations, FASB Emerging Issues Task Force consensuses, Accounting Principles Board (APB) Opinions, and rules and interpretative releases of the SEC, including SEC Staff Accounting Bulletins and other such statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable as of the time for the relevant financial statements referred to herein.

(h)   “Knowledge” means, (i) with respect to the Company, the actual knowledge of the officers listed in Section 9.3(h) of the Company Disclosure Schedule, and (ii) with respect to Parent, the actual knowledge of the officers listed in Section 9.3(h) of the Parent Disclosure Schedule.

(i)   “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

(j)   “Subsidiary” of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

SECTION 9.4   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.

SECTION 9.5   Entire Agreement; Assignment.   This Agreement (including the Exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties, except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent; provided, however, that no such assignment shall relieve the Parent of its obligations hereunder.

SECTION 9.6   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person (including any employee of the Company) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Article II which shall be enforceable following the Effective Time by the holders of Options, Certificates, Restricted Company Common Stock, MJ Warrant and the PharmaBio Warrant, and (b) with respect to the provisions of Section 6.6 which shall inure to the benefit of the Persons or entities benefiting therefrom, in each case who are intended to be third party beneficiaries thereof.

SECTION 9.7   Governing Law.   Except to the extent that the FBCA is applicable, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof). Each of the parties hereto agrees (a) that this Agreement involves at least $100,000.00, and (b) that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708.

SECTION 9.8   Headings.   The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.9   Counterparts.   This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.10   Specific Performance; Jurisdiction.   Notwithstanding any other provision of this Agreement, the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto. In addition, each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware and (iv) consents to service being made through the notice procedures set forth in Section 9.2. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.2 shall be effective service of process for any Proceeding in connection with this Agreement or the transactions contemplated hereby.

SECTION 9.11   Parent Guarantee.   Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. This is a guarantee of payment and performance and not collectibility. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 9.11.

SECTION 9.12   Interpretation.   When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes”, “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to November 5, 2006. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. References to “this Agreement” shall include the Company Disclosure Schedule. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

SECTION 9.13   Waiver of Jury Trial.   Each of the parties to this Agreement irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ABBOTT LABORATORIES
By:	/s/ William Dempsey
Name: William Dempsey
Title: Executive Vice President, Pharmaceutical Products Group
S&G NUTRITIONALS, INC.
By:	/s/ William Dempsey
Name: William Dempsey
Title: Authorized Officer
KOS PHARMACEUTICALS, INC.
By:	/s/ Adrian Adams
Name: Adrian Adams
Title: President and CEO

EXHIBIT A

Conditions of the Offer

Notwithstanding any other term of the Offer or this Agreement, neither Parent nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Parent’s or Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Tender Condition has been satisfied and (ii) all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares pursuant to the Offer and the Investments Stock Purchase under the HSR Act shall have terminated or shall have expired. The term “Minimum Tender Condition” shall mean (x)(A) the number of Shares which have been validly tendered and not withdrawn prior to the expiration of the Offer plus (B) if the Investments Stock Purchase will be consummated concurrently with or immediately subsequent to the Offer, the number of Shares held by Kos Investments, Inc. and its subsidiaries, together represent at least a majority of the Fully Diluted Shares and (y) in the event an Adverse Recommendation Change has been effected (and not subsequently withdrawn), the number of Shares (other than Shares held by the Controlling Shareholder) which have been validly tendered and not withdrawn prior to the expiration of the Offer shall equal at least a majority of the Shares owned directly or indirectly by Persons other than the Controlling Shareholder (the “Majority Tender Condition”). The term “Fully Diluted Shares” means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities. The term “Controlling Shareholder” means the Jaharis Family, Kos Investments and Kos Holdings. Furthermore, notwithstanding any other term of the Offer or this Agreement, neither Parent nor Merger Sub shall be required to commence the Offer or accept for payment or, subject as aforesaid, to pay for, and may delay the acceptance for payment of, any Shares tendered pursuant to the Offer if, at any time on or after the date of this Agreement and before the expiration or termination of the Offer, any of the following conditions exists:

(a)    any law (whether temporary, preliminary or permanent) exists or shall have been enacted, entered, promulgated or enforced, or any injunction shall have been issued and be in effect, by any United States or state court or United States Governmental Entity which prohibits, restrains or enjoins the consummation of the Offer, the Merger or the Investments Stock Purchase;

(b)   there shall have occurred any change, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect on the Company;

(c)    (i) the representations and warranties of the Company contained in this Agreement (other than those set forth in Sections 3.3 and 3.4) shall not be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “ materially”) at such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in each case except where the failure of any such representations and warranties to be so true and correct would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company and (ii) the representations and warranties of the Company set forth in Sections 3.3 and 3.4 shall not be true and correct in all material respects at such time;

(d)   the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company required to be performed or complied with by it under this Agreement;

(e)    there shall not be pending any Proceeding by a Governmental Entity which does or would be reasonably likely to prevent the consummation of the transactions contemplated by this Agreement;

(f)    this Agreement shall have been terminated in accordance with its terms; or

(g)    the Company shall have failed to perform any obligation set forth in Section 6.14 of this Agreement.

At the request of Parent, the Company shall deliver to Parent a certificate executed on behalf of the Company by the chief executive officer or chief financial officer of the Company certifying that the matters set forth in sections (b), (c) and (d) have not occurred.

The foregoing conditions shall be in addition to, and not a limitation of the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and subject to the terms and conditions of this Agreement, may be waived by Parent or Merger Sub, in whole or in part, at any time, at the sole discretion of Parent or Merger Sub. The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ANNEX B

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Amendment”), dated as of November 13, 2006, among ABBOTT LABORATORIES, an Illinois corporation (“Parent”), PARTHENON ACQUISITION CORP., f/k/a S&G NUTRITIONALS, INC., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“SGN”), PARTHENON ACQUISITION CORP., a Florida corporation and a direct wholly-Subsidiary of Parent (“Parthenon”) and KOS PHARMACEUTICALS, INC., a Florida corporation (the “Company”).

WHEREAS, Parent, SGN and the Company entered into an Agreement and Plan of Merger, dated as of November 5, 2006 (the “Merger Agreement”);

WHEREAS, Parent desires to amend the Merger Agreement in the manner set forth herein in order to replace SGN with Parthenon as a party to the Merger Agreement;

WHEREAS, the Company desires to consent to this Amendment on the terms and conditions set forth herein; and

WHEREAS, terms used but not defined herein have the meanings assigned thereto in the Merger Agreement.

NOW, THEREFORE, in consideration of the obligations and agreements contained herein and other good and valuable consideration, the adequacy and receipt of which is hereby acknowledged, Parent, SGN, Parthenon and the Company, intending to be legally bound, do hereby agree as follows:

SECTION 1.   Assignment and Assumption.   SGN hereby assigns to Parthenon all of its right, title and interest under the Merger Agreement, and Parthenon hereby assumes all of the liabilities and obligations of SGN under the Merger Agreement. From and after the effectiveness of this Amendment, Parthenon shall be a party to and be bound by the provisions of the Merger Agreement (as amended hereby) and each reference in the Merger Agreement to “Merger Sub” or “S&G Nutritionals, Inc.” shall be deemed to be a reference to Parthenon.

SECTION 2.   Consent.   In accordance with Section 9.5 of the Merger Agreement, the Company hereby consents to the assignment and assumption described in Section 1 above.

SECTION 3.   Amendments to Merger Agreement.   (a)The last sentence of Section 1.5 of the Merger Agreement is hereby amended to delete the words “and the Secretary of State of the State of Delaware”.

(b)   The second sentence of Section 3.4(a) of the Merger Agreement is hereby amended to delete the words  “and the Secretary of State of the State of Delaware” and “and the Delaware General Corporation Law”.

(c)   Clause (v) of the first sentence of Section 3.5(b) of the Merger Agreement is hereby amended to delete the words  “and the Secretary of State of the State of Delaware” and “and the Delaware General Corporation Law”.

SECTION 4.   Representations of Parent and Parthenon.   Parent and Parthenon hereby, jointly and severally, represent and warrant to the Company that

(a)   Organization.   Parthenon is a corporation duly organized, validly existing and with active status under the laws of the State of Florida.

(b)   Authority.   Parthenon has all necessary corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder (including those assumed hereby) and to consummate the transactions contemplated hereby and by the Merger Agreement. Parent as sole shareholder of Parthenon has approved the Merger Agreement. This Amendment has been duly and validly executed and delivered by Parthenon and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parthenon enforceable against Parthenon in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(c)   Operations of Merger Sub.   Parthenon is a direct, wholly owned subsidiary of Parent that has been formed solely for the purpose of engaging in the transactions contemplated hereby and by the Merger Agreement and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

(d)   Ownership of Shares.   Parthenon does not own (directly or indirectly, beneficially or of record) any Shares or hold any rights to acquire any Shares except pursuant to the Merger Agreement, the Stock Purchase Agreement and the Shareholders Agreement.

SECTION 5.   Effectiveness.   This Amendment, and the assignments, assumptions, consents, releases and amendments set forth herein, shall become effective upon the execution and delivery of this Amendment by each of the parties hereto.

SECTION 6.   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the address for such parties set forth in the Merger Agreement (with the references to Merger Sub in Section 9.2 thereof deemed to be a reference to Parthenon and SGN for this purpose).

SECTION 7.   Assignment.   This Amendment shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties, except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent; provided, however, that no such assignment shall relieve the Parent of its obligations hereunder.

SECTION 8.   Interpretation.   When a reference is made in this Amendment to an Section, such reference shall be to a Section of this Amendment unless otherwise indicated. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment. Whenever the words “include”, “includes”, “including” or “such as” are used in this Amendment, they shall be deemed to be followed by the words “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall.”  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Amendment shall refer to this Amendment as a whole and not to any particular provision of this Amendment. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Whenever used in this Amendment, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Amendment shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

SECTION 9.   Effect of Amendment.   Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the parties under the Merger Agreement, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Merger Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect. From and after the effectiveness of this Amendment, each reference in the Merger Agreement to the “Agreement” shall be deemed to be a reference to the Merger Agreement, as amended hereby, provided that any reference in the Merger Agreement to “the date hereof” or “the date of this Agreement” (and similar phrases) shall in all cases be a reference to November 5, 2006 and not the date of this Amendment.

SECTION 10.   Miscellaneous.   The provisions contained in Sections 8.4, 8.5, 9.4, 9.7, 9.8, 9.9, 9.10, 9.11 and 9.13 of the Merger Agreement are incorporated by reference in this Amendment, mutatis mutandis, as if they were set forth in full herein.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, SGN, Parthenon and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

ABBOTT LABORATORIES
by	/s/ Thomas C. Freyman
Name: Thomas C. Freyman
Title: Executive Vice President, Finance and Chief Financial Officer
PARTHENON ACQUISITION CORP., F/K/A S&G NUTRITIONALS, INC.
by	/s/ Robert Funck
Name: Robert Funck
Title: Vice President and Treasurer
PARTHENON ACQUISITION CORP.
by	/s/ Robert Funck
Name: Robert Funck
Title: Vice President and Treasurer
KOS PHARMACEUTICALS, INC.
by	/s/ Adrian Adams
Name: Adrian Adams
Title: President and CEO

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
New York, New York 10272-2042	Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Banks and Brokerage Firms, Please call:
(212) 440-9800
Shareholders and All Others Call Toll-Free
(866) 425-8129

The Dealer Manager for the Offer is:

Banc of America Securities LLC

9 West 57th Street
New York, New York 10019
(212) 583-8502  (Call Collect)
(888) 583-8900 ext. 8502 (Call Toll Free)